Form 10KSB, Exhibit 13
period 2001-12-31
NITTANY FINANCIAL CORP
filed 2002-04-01
CIK 1059189

Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

         The Private Securities Litigation Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, general economic conditions, government policies and action of regulatory authorities. These risks and uncertainties should be considered in evaluating forward looking statements and undue reliance should not be placed on such statements.

Overview

         Nittany Financial Corp. ("Nittany") is a holding company organized in 1997 for the purpose of establishing a de novo community bank in State College, Pennsylvania. Nittany Bank (the "Bank") commenced operations as a wholly-owned FDIC-insured federal savings bank subsidiary of Nittany on October 26, 1998. At December 31, 2001, the business operations of Nittany included two operating subsidiaries (collectively defined as the "Company", unless the context indicates otherwise), as follows:

         o Nittany Bank commenced banking operations in October 1998 as a federally-insured federal savings bank with two offices at 116 East College Avenue and 1276 North Atherton, State College, Pennsylvania. On August 7, 2000, a third branch office was opened at 129 Rolling Ridge Drive in State College and on January 14, 2002, a fourth State College branch office opened at 2541 East College Avenue.

         o Nittany Asset Management, Inc. ("Nittany Asset Management") was formed in May 1999 primarily to offer various types of investment products and services. This subsidiary is headquartered at 2541 East College Avenue, State College, Pennsylvania and began operations in November 1999.

         The Company's business is conducted principally through the Bank. The Company provides a full range of banking services with emphasis on residential real estate lending, consumer lending, commercial lending, and retail deposits. At December 31, 2001, the Company had consolidated assets of $124.7 million, loans receivable of $74.5 million, deposits of $98.5 million, and stockholders' equity of $9.0 million.

         Market Risk and Net Portfolio Value

         Market risk is the risk of loss of income from adverse changes in prices and rates that are set by the market. The Bank is at risk of changes in interest rates that affect the income it receives on lending and investment activities, as well as the costs associated with its deposits and borrowings. A sudden and substantial change in interest rates may affect earnings if the rates of interest that the

Bank earns on its loans and investments does not change at the same speed, to the same extent or on the same basis as the interest rates the Bank pays on its deposits and borrowings. The Bank makes it a high priority to actively monitor and manage its exposure to interest rate risk.

         The Bank seeks to manage interest rate sensitivity through its asset and liability committee which is comprised of members of management and the board of directors. The committee accomplishes this by first evaluating the interest rate risk that is inherent in the makeup of the Bank's assets and liabilities. The committee then considers the Bank's business strategy, current operating environment, capital and liquidity requirements, as well as the Bank's current performance objectives, to determine an appropriate level of risk. The
Board of Directors has adopted guidelines within which the Bank manages its interest rate risk, trying to minimize to the extent practical its vulnerability to changes in interest rates. These strategies include focusing the Bank's investment activities on short and medium-term securities, emphasizing shorter-term loans and loans with adjustable rate features, and maintaining and increasing the transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rates and utilizing deposit marketing programs to adjust the term or repricing of its liabilities.

         The Bank also monitors its interest rate sensitivity through the use of an asset/liability management (ALM) model which estimates the change in its net portfolio value ("NPV") in the event of a range of assumed changes in market interest rates. Net portfolio value is defined as the current market value of assets, less the current market value of liabilities, plus or minus the current value of off-balance sheet items. The change in NPV measures the Bank's vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities and off-balance sheet items as a result of an instantaneous change in the general level of interest rates (i.e. shock analysis). At December 31, 2001, the Bank had $18,851,000 of off-balance sheet items, which are described in Footnote 13 to the Financial Statements.

         As market interest rates decreased during 2001, the average maturities of loans and investment securities shortened due to quicker prepayments, causing an increase in their value. Deposit accounts have only relatively minor movements in a declining interest rate environment, since they are primarily short term in nature, resulting in the value of deposits decreasing more quickly than the value of assets increase. If market interest rates begin to increase, the average maturities of loans and securities will lengthen as prepayment decrease. Decreases in the value of these loans and securities occur at a more rapid rate in the Bank's NPV model than increases in the value of its deposits. The slow increase in the value of the Bank's deposits in a rising interest rate environment is due to the high concentration of time deposits in the deposit base which have terms of one year or less.

         The following table lists the percentage change in our net portfolio value (NPV) assuming an immediate change in interest rates of plus or minus up to 300 basis points from the level at December 31, 2001:


 Changes in Interest      Estimated      Amount of    Amount of           NPV            Change
Rates in Basis Points      NPV($)        Change ($)  Change (%)        Ratio (%)     (Basis Points)
---------------------      ------        ----------  ----------        ---------     --------------
     (Rate Shock)                               (1)      (2)            (3)               (4)
       +300                13,701           (3,676)     (21%)        10.61%             (235)
       +200(5)             15,115           (2,262)     (13%)        11.54%             (141)
       +100                16,295           (1,082)      (6%)        12.28%              (67)
          0                17,377                0        0%         12.96%                0
       -100                17,420               43        0%         12.93%               (2)
       -200(6)                N/A              N/A       N/A            N/A               N/A
       -300(6)                N/A              N/A       N/A            N/A               N/A

---------------
(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3)  Calculated as estimated NPV divided by present value of total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(5)  Denotes rate shock used to compute the NPV capital ratios.
(6) Due to the abnormally low interest rate environment in fiscal 2001, the Office of Thrift Supervision did not provide a calculation.

         The NPV model, shown above, which is prepared by the Office of Thrift Supervision (OTS), has certain shortcomings. Based on the model, certain assumptions are made that may or may not actually reflect how actual yields and costs will react to market interest rates. For example, the NPV model assumes that the makeup of its interest rate sensitive assets and liabilities will remain constant over the period being measured. Thus, although using such a model can be instructive in providing an indication of the Bank's exposure to interest rate risk, the Bank cannot precisely forecast the effects of a change in market interest rates, and the results indicated by the model are likely to differ from actual results.

Comparison of Financial Condition

         Total  assets  increased  $55,362,000,  or 79.8%,  to  $124,782,000  at
December 31, 2001 from $69,420,000 at December 31, 2000. A strong real estate market resulted in a net increase in loans receivable of $30,677,000 that was primarily supported with growth in deposit accounts of $44,646,000.

         Cash and cash equivalents increased $1,880,000 to $6,113,000 at December 31, 2001 from $4,233,000 at December 31, 2000. The increase resulted from temporary fluctuations with interest-bearing deposits with other banks due to the timing of customer activity. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

         Investment securities available for sale decreased $1,662,000 to $13,188,000 at December 31, 2001 from $14,850,000 at December 31, 2000. The decrease reflects proceeds from sales, principal repayments, and maturities of $11,600,000, offset by purchases of $9,820,000.

         Investment   securities  held  to  maturity  increased  $23,259,000  to
$27,796,000  at December 31, 2001 from  $4,537,000  at December  31, 2000.  Such increase reflects held to maturity securities purchases of $26,591,000 offset by proceeds from principal repayment and maturities of $3,306,000. Management focused on supplementing loan demand primarily by lengthening the maturities of the investment portfolio through a net increase in higher yielding, mortgage-backed securities classified as held to maturity of $21,218,000. This has resulted in a shift in the composition of the investment securities portfolio at December 31, 2001, as mortgage-backed securities now comprise 76.4% of the total portfolio as compared to 52.1% as of December 31, 2000. Additionally, the mortgage-backed securities portfolio are primarily classified as variable rate securities.

         Net loans receivable increased $30,371,000 to $73,787,000 at December 31, 2001 from $43,416,000 at December 31, 2000. The increase in net loans receivable resulted from the economic health of the Company's market area and the strategic, service-oriented marketing approach taken by management to meet the lending needs of the area. The majority of lending activity continues to be mortgage loans secured by one-to-four family residential property. During fiscal 2001, mortgage loans secured by one to four family residential property increased $19,384,000 from fiscal 2000. Residential real estate, construction, and home equity loans make up 67.8% of the total loan portfolio. During 2001 commercial real estate and commercial loans grew to $21,434,000 from $12,048,000 in fiscal 2000, and currently account for 28.8% of the total loan portfolio. Management attributes the increases in residential owner occupied and non-owner occupied and commercial properties to continued customer referrals and the Company's overall relationship with its customers. As of December 31, 2001, the Company had additional commitments to extend credit of $18,851,000 of which approximately $7,826,000 relates to commercial and commercial real estate.

         The allowance for loans is increased by the provision for loan losses, which is charged against earnings, and is reduced by charge-offs and increased by recoveries. At December 31, 2001, the Company's allowance for loan losses increased $306,000 to $650,000 from $344,000 at December 31, 2000. This increase was primarily due to the growth of commercial real estate loans and the commercial loan portfolios. The increased allowance resulted from a loan loss provision of $320,000, charge-offs of $14,000, and no recoveries during the year.

         The addition to the allowance for loan losses is based upon a determination by management that it believes is appropriate. Due to the Company's lack of historical experience since it is newly formed, management bases its determination upon such factors as the Company's volume and type of loans that it originates, the amount and trends relating to its delinquent and non-performing loans, regulatory policies, general economic conditions and other factors relating to the collectibility of loans in its portfolio. Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for the inherent risk of loss in its loan portfolio at December 31, 2001, there can be no assurance that additional provisions will not be required in future periods.

         Premises and equipment increased $985,000 to $1,344,000 from $359,000 at December 31, 2000. The increase is related to the new branch office located on 2541 East College Avenue which opened on January 14, 2002.

         At December 31, 2001, liabilities increased $52,759,000 to $115,820,000 from $63,061,000 at December 31, 2000. Of this increase at December 31, 2001, deposits increased $44,646,000 to $98,521,000 from $53,875,000 at December 31,
2000. Such increase was primarily the result of increases savings deposits of $40,513,000 as the Company was highly competitive with certain deposit products during the year.

         Stockholder's equity increased to $8,962,000 at December 31, 2001 from $6,360,000 at December 31, 2000 as a result of net income of $225,000, the sale of 250,000 shares of common stock resulting in net proceeds of $2,295,000 and a decline in accumulative other comprehensive loss of $83,000. On December 21, 2001, the Board of Directors of the Company declared a 10% stock dividend on the Company's outstanding common stock, payable on January 15, 2002, to stockholders of record as of December 31, 2001.

Results of Operations

         The Company recorded net income of $225,000 for the year ended December 31, 2001 as compared to a net income of $150,000 for the year ended December 31, 2000. This increase in net income was due to the significant growth in net interest income of $574,000 and noninterest income of $198,000 while offset by increases in noninterest expense and the provision for loan losses of $533,000 and $164,000 respectively. Basic earnings per share increased to $.24 per share for the year ended 2001 from $.18 per share for the year ended 2000. Diluted earnings per share increased to $.23 per share from $.18 per share for the same time period.

         During the latter half of fiscal 2000, management and the Board of Directors of the Bank introduced a 5% savings account and 3% checking account. As a result of a general decrease in market interest rates and several decreases in interest rates by the Federal Reserve Board during fiscal 2001, the rates paid by the Bank on its deposits were significantly higher than the market rates paid by other financial institutions and investment companies. The introduction and marketing of high-yielding savings and checking accounts during the latter half of fiscal 2000, resulted in a significant increase in asset size in fiscal 2001 by the Bank's ability to obtain new customers, core deposit accounts and banking relationships. However, this caused the Bank's interest yields on loans and investments to decrease during fiscal 2001, which caused a decline in the Bank's interest rate spread as well as lower net interest income. Interest rate spread is defined as the difference in the interest rates received on the Bank's assets and the interest rates paid on the Bank's liabilities. For the year ended December 31, 2001, the Bank's interest rate spread declined 27 basis points to 2.11% from 2.38% in fiscal 2000.

         During fiscal 2001, management intentionally accepted a decrease in lower net interest income and interest rate spreads in order to take advantage of the low market interest rates to expand the Bank's asset size and core business. The Bank has the ability to quickly increase net interest income by lowering the interest rates on its savings and checking accounts and did so in the latter half of fiscal 2001, due to the continuation by the Federal Reserve Board of decreasing interest rates.

         Net interest income for the year ended December 31, 2001 increased $574,000 to $2,255,000 from $1,681,000 for the same period ended 2000. Interest income increased $1,690,000 for the year ended 2001 as compared to the prior year and was influenced mainly by increases in interest earned on loans receivable and investment securities of $1,421,000 and $61,000, respectively. Although the Bank intentionally caused a decrease to its interest rate yields, interest income was driven by increases in average balances of interest-earning assets. The average balance of loans receivable increased $18,764,000 to $54,324,000 during 2001, when compared to $35,560,000 for the year ended 2000. The yield on interest earning assets decreased to 6.73% for the year ended 2001 from 7.60% for the year ended 2000 and was primarily caused by a 23 basis point and 140 basis point decrease in loans receivable and investment securities, respectively.

         Interest expense increased $1,116,000 for the year ended December 31, 2001 to $3,607,000 from $2,491,000 for the same period ended 2000. Interest expense incurred on deposits increased $1,117,000 for the year ended 2001 as compared to the same period ended 2000. This was primarily attributable to the Bank's introduction during the latter half of fiscal year 2000 of higher rate savings and checking accounts, which caused a $29,131,000 increase in fiscal 2001 in the average balance of interest-bearing deposits to $68,629,000 from $39,498,000 for the fiscal 2000. The declining interest rate environment resulted in the cost of funds deceasing to 4.62% for the year ended December 31, 2001 from 5.22% for the year ended 2000.

         For a detailed analysis of interest income and interest expense, see "Average Balance Sheet and Rate/Volume Analysis" below.

         Average Balance Sheet. The following table sets forth certain information relating to the Company for the periods indicated. The average yield and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively for the periods presented. Average balances are derived from average daily balances.

                                                                              For the Year December 31,
                                                ----------------------------------------   ---------------------------------------
                                                                2001                                     2000
                                                ----------------------------------------   ---------------------------------------
                                                                             Average                    Average        Average
                                                Balance        Interest    Yield/Cost(3)   Balance      Interest     Yield/Cost(3)
                                                -------        --------    -------------   -------      --------     -------------
                                                                             (Dollars in thousands)
Interest-earning assets:
  Loans receivable                             $ 54,324         $ 4,356        8.02%      $ 35,560        $2,935          8.25%
  Investments securities                         22,828           1,208        5.29%        17,141         1,147          6.69%
  Interest-bearing deposits with other banks      9,907             298        3.01%         2,189            90          4.11%
                                               --------         -------                    -------        ------
Total interest-earning assets                    87,059           5,862        6.73%        54,890         4,172          7.60%
                                                                -------                                   ------
Noninterest-earning assets                        5,112                                      3,277
Allowance for loan losses                          (437)                                      (256)
                                               --------                                    -------
Total assets                                   $ 91,734                                   $ 57,911
                                               ========                                   ========
Interest-bearing liabilities:
  Interest-bearing demand deposits              $ 8,795             199        2.26%       $ 5,740           141          2.46%
  Money market deposits                          15,458             692        4.48%        15,109           757          5.01%
  Savings deposits                               25,040           1,032        4.12%         3,135           137          4.37%
  Certificates of deposit                        19,336           1,153        5.96%        15,514           924          5.96%
  Borrowings                                      9,439             531        5.63%         8,208           532          6.48%
                                               --------         -------                    -------        ------
Total interest-bearing liabilities               78,068           3,607        4.62%       47,706          2,491          5.22%
                                               --------         -------                    -------        ------
Noninterest-bearing liabilities
  Demand deposits                                 3,234                                      2,523
  Other liabilities                               3,103                                      1,817
Stockholders' equity                              7,329                                      5,865
                                               --------                                    -------
Total liabilities and stockholders' equity     $ 91,734                                    $57,911
                                               ========                                    =======
Net interest income                                             $ 2,255                                  $ 1,681
                                                                =======                                  =======
Interest rate spread (1)                                                       2.11%                                      2.38%
Net yield on interest-earning assets(2)                                        2.59%                                      3.06%
Ratio of average interest-earning assets to
 average interest-bearing liabilities                                        111.52%                                    115.06%

---------------
(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(3) Average yields are computed using annualized interest income and expense for the periods.

     Rate/Volume Analysis. The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume  (changes in average  volume  multiplied  by old rate) and
(ii) changes in rate (changes in rate multiplied by old volume). Increases and decreases due to both rate and volume, which cannot be separated, have been allocated proportionately to the change due to volume and the change due to rate.

                                               Year Ended December  31,
                                             ----------------------------
                                                    2001 vs. 2000
                                             ----------------------------
                                                  Increase (Decrease)
                                                       Due to
                                             ----------------------------
                                             Volume     Rate      Total
                                             -------   -------    -------
                                                   (In Thousands)
Interest-earning assets:
Loans receivable                             $ 1,549   $  (128)   $ 1,421
Investment securities                            381      (320)        61
Interest-bearing deposits with other banks       317      (109)       208
                                             -------   -------    -------
  Total interest-earning assets              $ 2,247   $  (557)   $ 1,690
                                             =======   =======    =======
Interest-bearing liabilities:
 Interest-bearing demand deposits            $    75   $   (17)   $    58
 Money market                                     17       (82)       (65)
 Savings deposits                                957       (62)       895
 Certificates of deposit                         228         1        229
 Advances from FHLB                               80       (81)        (1)
                                             -------   -------    -------
   Total interest-bearing liabilities        $ 1,357   $  (241)   $ 1,116
                                             =======   =======    =======

Increase (decrease) in net interest income   $   890   $  (316)   $   574
                                             =======   =======    =======

     Total noninterest income for the year ended December 31, 2001 increased $198,000 to $462,000 from $264,000 for the year ended 2000. Noninterest income items are primarily comprised of service charges and fees on deposit account activity, along with fee income derived from asset management services and related commissions. Service fees on deposit accounts increased $132,000 and have progressively increased during each quarter as the number of accounts and volume of related transactions have increased. Additionally, for the year ended 2001, Nittany Asset Management contributed approximately $68,000 in commission and management fees, an increase of $25,000 from fiscal 2000.

     Total noninterest expenses increased $533,000 for the year ended December 31, 2001 to $2,171,000 from $1,638,000 for fiscal 2000. The increase in total noninterest expenses for fiscal 2001 was primarily related to operating a larger organization that resulted from the opening of an additional branch during the third quarter of 2000, as well as opening the new fourth branch on January 14, 2002. Compensation and employee benefits increased in connection with the new branch offices, as 7 full-time staff were hired which included a new lending officer. In addition, occupancy and equipment expense and stationery, printing, supplies, and postage expenses increased as well due to the new branch operations and the sustained growth of the Company. Increases in data processing and ATM expenses were related to an increase in volume of activity. Nittany Asset Management operations added approximately $61,000 of other operating expense, an increase of $12,000 from fiscal 2000.

Liquidity and Capital Resources

     The Company's primary sources of funds are customer deposits, proceeds from principal and interest payments on loans, proceeds from maturities, sales and repayments of investment securities and FHLB advances. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability management program.

     The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Company generally maintains sufficient cash and short-term investments to meet short-term liquidity needs. At December 31, 2001, cash and interest-bearing deposits with other Bank's totaled $6,113,000 or 4.90% of total assets, and investment securities classified as available for sale totaled $13,188,000 or 10.57% of total assets. The Company maintains a credit facility with the FHLB of Pittsburgh, which provides for immediately available advances. Advances under this credit facility totaled $14,214,000 at December 31, 2001. In addition, the Company has access to funds through the discount window at the Federal Reserve Bank.

     At December 31, 2001, the Company had loan and lines of credit commitments totaling $18,851,000. The Company anticipates that it will have sufficient funds available to meet its current loan origination commitments. Time certificates of deposit that are scheduled to mature in less than one year from December 31, 2001 totaled $10,100,000. The Company expects that it will retain a majority of maturing certificates accounts.

     The Bank is required to maintain specific amounts of capital pursuant to OTS requirements. As of December 31, 2001, the Bank was in compliance with all applicable regulatory capital requirements. See Footnote 13 to the Financial Statements.

     Net cash provided by operating activities for the year ended December 31, 2001 increased $167,000 to $509,000 from $341,000 for the same period in 2000. The increase for the year ended December 31, 2001 was primarily due to net income of $225,000 compared to a net income of $150,000 for the year ended 2000.

     Net cash used for investing activities for the year ended December 31, 2001 increased $35,659,000 to $53,498,000 from $17,839,000 for the year ended
December 31, 2000. Such increase in funds primarily reflects an increase of $15,099,000 in loan originations, net purchases of investment securities held to maturity of $20,423,000, offset by net proceeds from investment securities available for sale of $846,000.

     Net cash provided by financing activities for the year ended December 31, 2001 increased $36,196,000 to $54,869,000 from $18,673,000 for the year ended
December 31, 2000. Such increase in receipt of funds is primarily due to increases in deposits of $26,554,000, net funds received from borrowings of $7,928,000, and $2,295,000 of net proceeds received from the sale of common stock.

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------



Board of Directors and Stockholders
Nittany Financial Corp.

We have audited the consolidated balance sheet of Nittany Financial Corp. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nittany Financial Corp. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/S.R. Snodgrass, A.C.


Wexford, PA
February 8, 2002

                             NITTANY FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEET

                                                                          December 31,
                                                                     2001            2000
                                                                  ------------    ------------
ASSETS
     Cash and due from banks                                      $    359,187    $    411,553
     Interest-bearing deposits with other banks                      5,753,971       3,821,851
     Investment securities available for sale                       13,188,065      14,849,794
     Investment securities held to maturity (estimated
       market value of $27,789,824 and $4,523,173)                  27,796,205       4,536,734
     Loans receivable (net of allowance for loan losses
       of $649,565 and $343,673)                                    73,787,410      43,416,301
     Premises and equipment                                          1,344,262         358,854
     Federal Home Loan Bank stock                                      710,700         530,000
     Intangible assets                                                 799,217         846,707
     Accrued interest and other assets                               1,043,117         648,568
                                                                  ------------    ------------

             TOTAL ASSETS                                         $124,782,134    $ 69,420,362
                                                                  ============    ============
LIABILITIES
     Deposits:
         Noninterest-bearing demand                               $  4,094,714    $  3,905,448
         Interest-bearing demand                                    14,802,415       8,941,842
         Money market                                               13,827,084      15,021,369
         Savings                                                    46,864,234       6,351,164
         Time                                                       18,932,789      19,655,028
                                                                  ------------    ------------
            Total deposits                                          98,521,236      53,874,851
     Short-term borrowings                                           8,714,554       2,000,000
     Other borrowings                                                7,813,775       6,600,000
     Accrued interest payable and other liabilities                    770,753         585,939
                                                                  ------------    ------------

             TOTAL LIABILITIES                                     115,820,318      63,060,790
                                                                  ------------    ------------

STOCKHOLDERS' EQUITY
     Serial preferred stock, no par value; 5,000,000 shares
       authorized, none issued                                               -               -
     Common stock, $.10 par value; 10,000,000 shares
       authorized, 1,133,293 and 780,312 issued and outstanding        113,329          78,031
     Additional paid-in capital                                     11,069,804       7,652,275
     Retained deficit                                               (2,155,207)     (1,221,659)
     Accumulated other comprehensive loss                              (66,110)       (149,075)
                                                                  ------------    ------------
             TOTAL STOCKHOLDERS' EQUITY                              8,961,816       6,359,572
                                                                  ------------    ------------
             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $124,782,134    $ 69,420,362
                                                                  ============    ============

See accompanying notes to the consolidated financial statements.

                             NITTANY FINANCIAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME


                                                 Year Ended December 31,
                                                   2001        2000
                                                 ---------- ------------
INTEREST AND DIVIDEND INCOME
     Loans, including fees                       $4,355,806  $2,935,025
     Interest-bearing deposits with other banks     297,961      89,648
     Investment securities                        1,208,035   1,147,358
                                                 ----------  ----------
             Total interest and dividend income   5,861,802   4,172,031
                                                 ----------  ----------
INTEREST EXPENSE
     Deposits                                     3,075,634   1,958,556
     Short-term borrowings                          152,502     443,437
     Other borrowings                               378,862      89,031
                                                 ----------  ----------
             Total interest expense               3,606,998   2,491,024
                                                 ----------  ----------

NET INTEREST INCOME                               2,254,804   1,681,007

Provision for loan losses                           320,500     157,000
                                                 ----------  ----------
NET INTEREST INCOME AFTER PROVISION FOR
   LOAN LOSSES                                    1,934,304   1,524,007
                                                 ----------  ----------
NONINTEREST INCOME
     Service fees on deposit accounts               347,971     215,957
     Investment security gain                        21,487           -
     Other
                                                     92,269      47,646
                                                 ----------  ----------
             Total noninterest income               461,727     263,603
                                                 ----------  ----------

NONINTEREST EXPENSE
     Compensation and employee benefits           1,035,192     726,395
     Occupancy and equipment                        353,703     272,304
     Other                                          782,147     638,849
                                                 ----------  ----------
             Total noninterest expense            2,171,042   1,637,548
                                                 ----------  ----------
Income before income taxes                          224,989     150,062
Income taxes                                              -           -
                                                 ----------  ----------
NET INCOME                                       $  224,989  $  150,062
                                                 ==========  ==========

EARNINGS PER SHARE
     Basic                                       $     0.24  $     0.18
     Diluted                                           0.23        0.18


See accompanying notes to the consolidated financial statements.

                                           NITTANY FINANCIAL CORP.
                       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                             Accumulated
                                                  Additional                    Other          Total
                                         Common    Paid-in      Retained     Comprehensive   Stockholders'  Comprehensive
                                         Stock     Capital      Deficit         Loss          Equity         Income
                                         ------   ----------    --------    -------------   -------------  -------------

Balance, December 31, 1999              $ 65,648  $ 6,464,476  $ (752,781)  $ (545,940)    $ 5,231,403

Net income                                                        150,062                      150,062       $ 150,062

Other comprehensive income:
    Unrealized gain on
      available for sale securities                                            396,865         396,865         396,865
                                                                                                             ---------
Comprehensive income                                                                                         $ 546,927
                                                                                                             =========
Sale of 52,913 shares of common stock
  net of offering costs                    5,291      576,088                                  581,379
Ten percent stock dividend (including cash
  paid for fractional shares)              7,092      611,711    (618,940)                        (137)
                                        --------  -----------  ----------   ----------     -----------

Balance, December 31, 2000                78,031    7,652,275  (1,221,659)    (149,075)      6,359,572

Net income                                                        224,989                      224,989       $ 224,989

Other comprehensive income:
    Unrealized gain on available
    for sale securities net of
    reclassification adjustment,
    net of taxes of $42,740                                                     82,965          82,965          82,965
                                                                                                             ---------
Comprehensive income                                                                                         $ 307,954
                                                                                                             =========
Sale of 250,000 shares of common stock
  net of offering costs                   25,000    2,269,912                                2,294,912
Ten percent stock dividend (including
  cash paid for fractional shares)        10,298    1,147,617  (1,158,537)                        (622)
                                       ---------  ----------- -----------     --------      ----------

Balance, December 31, 2001             $ 113,329  $11,069,804 $(2,155,207)    $(66,110)     $8,961,816
                                       =========  =========== ===========     ========      ==========

                                                                        2001         2000
                                                                     ----------   ----------
Components of other comprehensive income:
    Change in net unrealized gain on
      investment securities available for sale                       $   97,146   $  396,865
    Realized gains included in net income, net of taxes of $7,306       (14,181)           -
                                                                     ----------   ----------
Total                                                                $   82,965   $  396,865
                                                                     ==========   ==========

See accompanying notes to the consolidated financial statements.

                             NITTANY FINANCIAL CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                    Year Ended December 31,
                                                                      2001           2000
                                                                   -----------    -----------
OPERATING ACTIVITIES
     Net income                                                    $   224,989    $   150,062
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Provision for loan losses                                     320,500        157,000
         Depreciation, amortization, and accretion, net                194,550        136,982
         Investment security                                           (21,487)             -
         Increase in accrued interest receivable                      (135,249)      (182,889)
         Increase (decrease) in accrued interest payable               (49,851)       156,062
         Other, net                                                    (24,635)       (75,868)
                                                                   -----------    -----------
         Net cash provided by operating activities                     508,817        341,349
                                                                   -----------    -----------
INVESTING ACTIVITIES
     Investment securities available for sale:
         Purchases                                                  (9,820,149)             -
         Proceeds from sale                                          2,388,750              -
         Proceeds from principal repayments and maturities           9,211,168        933,961
     Investment securities held to maturity:
         Purchases                                                 (26,591,322)    (3,025,313)
         Proceeds from principal repayments and maturities           3,305,845        162,968
     Net increase in loans receivable                              (30,696,611)   (15,597,485)
     Purchase of FHLB stock                                           (180,700)       (55,000)
     Purchase of premises and equipment                             (1,115,048)      (257,820)
                                                                   -----------    -----------
         Net cash used for investing activities                    (53,498,067)   (17,838,689)
                                                                   -----------    -----------
FINANCING ACTIVITIES
     Net increase in deposits                                       44,646,385     18,091,627
     Net increase (decrease) in short-term borrowings                6,714,554     (6,000,000)
     Proceeds from other borrowings                                  2,000,000      6,000,000
     Repayment of other borrowings                                    (786,225)             -
     Net proceeds from sale of common stock                          2,294,912        581,379
     Cash paid in lieu of fractional shares                               (622)          (137)
                                                                   -----------    -----------
         Net cash provided by financing activities                  54,869,004     18,672,869
                                                                   -----------    -----------

         Increase in cash and cash equivalents                       1,879,754      1,175,529

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     4,233,404      3,057,875
                                                                   -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $ 6,113,158    $ 4,233,404
                                                                   ===========    ===========

SUPPLEMENTAL CASH FLOW DISCLOSURE Cash paid during the year for:
         Interest on deposits and borrowings                       $ 3,656,849 $    2,334,962
         Income taxes                                                   10,000              -


See accompanying notes to the consolidated financial statements.

                             NITTANY FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation
----------------------------------------------

Nittany Financial Corp. (the "Company") was incorporated under the laws of the State of Pennsylvania for the purpose of becoming a unitary savings and loan holding company. The Company presently has two operating subsidiaries, Nittany Bank (the "Bank"), a federal stock savings institution and Nittany Asset Management, Inc. ("Nittany") an investment products and services company. The Bank's principal sources of revenue are derived from its commercial, commercial mortgage, residential real estate, and consumer loan financing, investment portfolios and deposit services offered to its customers. The Company's business is conducted by its wholly-owned subsidiaries, the Bank and Nittany, both located in State College, Pennsylvania. The Company and Nittany are subject to regulation and supervision by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of Thrift Supervision ("OTS").

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries, the Bank and Nittany. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company's financial statements is carried at the parent company's equity in the underlying net assets.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities
---------------------

Investment securities,  including mortgage-backed  securities, are classified at the time of purchase, based upon management's intentions and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using the level yield method and recognized as adjustments of interest income. All other debt securities are classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of stockholders' equity until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Loans Receivable
----------------

Loans receivable are stated at their unpaid principal amounts, net of the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. Interest accrued on loans more than 90 days delinquent is generally offset by a reserve for uncollected interest and is not recognized as income.

----------------

The accrual of interest is generally discontinued when management has doubts about further collectibility of principal or interest, even though the loan may be currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Interest received on nonaccrual loans is either applied to principal or reported as interest income, according to management's judgment as to the collectibility of principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as adjustments of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Allowance for Loan Losses
-------------------------

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management's evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

A commercial or commercial real estate loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All commercial and commercial real estate loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

Premises and Equipment
----------------------

Premises, leasehold improvements, and equipment are stated at cost less accumulated depreciation and amorti-zation. Depreciation and amortization are calculated using the straight-line method over the useful lives of the related assets. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Income Taxes
------------

Income tax expense consists of current and deferred taxes. Current income tax provisions or benefits approximate taxes to be paid or refunded for the applicable year. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with these temporary differences, such as the tax operating loss carryforward, will be realized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that realization will not occur in the near term.

Comprehensive Income
--------------------

The Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. The Company's other comprehensive income is comprised exclusively of net unrealized holding gains and losses on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

Earnings Per Share
------------------

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

Stock Options
-------------

The Company maintains a stock option plan for directors, officers, and employees. When the exercise price of the Company's stock options is greater than or equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been recognized based on the fair value of the stock options granted under the plan.

Intangible Assets
-----------------

Intangible assets are comprised exclusively of goodwill resulting from branch office acquisitions. Goodwill is amortized using the straight-line method over a 20-year period. Annual assessments of the carrying values and remaining amortization periods of the goodwill are made to determine possible carrying value impairment and appropriate adjustments as deemed necessary.

Cash Flow Information
---------------------

Management has defined cash equivalents as cash and due from banks and interest-bearing deposits with other banks.

Pending Accounting Pronouncements
---------------------------------

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 141, Business Combinations, effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method. The adoption of FAS No. 141 is not expected to have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued FAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. The statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. However, the new statement did not amend FAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, which requires recognition and amortization of unidentified intangible assets relating to the acquisition of financial institutions or branches thereof. The FASB has decided to undertake a limited scope project to reconsider the provisions of FAS No. 72 in 2002. Therefore, the adoption of FAS No. 142 is not expected to have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Reclassification
----------------

Certain items in the prior year financial statements have been reclassified to conform to the presentation of the current year amounts. Such reclassifications did not affect stockholders' equity or net income.

2.      EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statements of Income will be used as the numerator. The following table sets forth a reconciliation of the denominator of the basic and diluted earnings per share computation.

                                                     2001              2000
                                               ---------------  ----------------

Weighted-average common shares used
  to calculate basic earnings per share               950,365           850,298

Additional common stock equivalents
  (stock options) used to calculate
  diluted earnings per share                           13,584             3,571
                                               ---------------  ----------------

Weighted-average common shares and
  common stock equivalents used
  to calculate diluted earnings per share             963,949           853,869
                                               ===============  ================

3.                                  INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities are summarized as follows:

                                                                           2001
                                         ---------------------------------------------------------------------------
                                                                 Gross              Gross             Estimated
                                            Amortized          Unrealized         Unrealized            Market
Available for sale                             Cost              Gains              Losses              Value
                                         -----------------  -----------------  -----------------   -----------------
U.S. Government agency
  securities                             $      3,167,804   $              -   $       (30,519)    $      3,137,285
Corporate securities                            1,723,854                  -           (49,936)           1,673,918
Collateralized mortgage
  obligations issued by
  U.S. Government agencies                      2,790,933             15,157           (14,485)           2,791,605
Mortgage-backed securities                      5,535,694              6,605           (29,473)           5,512,826
                                         -----------------  -----------------  -----------------   -----------------
     Total debt securities                     13,218,285                             (124,413)          13,115,634
                                                                      21,762

Equity securities                                  69,946              2,485                 -               72,431
                                         -----------------  -----------------  -----------------   -----------------

               Total                     $     13,288,231   $         24,247   $      (124,413)    $     13,188,065
                                         =================  =================  =================   =================


                                                                            2001
                                         ---------------------------------------------------------------------------
                                                                 Gross              Gross             Estimated
                                            Amortized          Unrealized         Unrealized            Market
                                               Cost              Gains              Losses              Value
                                         -----------------  -----------------  -----------------   -----------------
Held to maturity
U.S. Government agency
  securities                             $      4,777,408   $         12,416   $       (37,905)    $      4,751,919
Collateralized mortgage
  obligations issued by
  U.S. Government agencies                      8,018,179             33,085           (12,118)           8,039,146
Mortgage-backed securities                     15,000,618             30,035           (31,894)          14,998,759
                                         -----------------  -----------------  -----------------   -----------------
               Total                     $     27,796,205   $         75,536   $       (81,917)    $     27,789,824
                                         =================  =================  =================   =================


                                                                            2000
                                         ---------------------------------------------------------------------------
                                                                 Gross              Gross             Estimated
                                            Amortized          Unrealized         Unrealized            Market
Available for sale                             Cost              Gains              Losses              Value
                                         -----------------  -----------------  -----------------   -----------------
U.S. Government agency
  securities                             $      5,792,836   $              -   $       (66,068)    $      5,726,768
Corporate securities                            3,542,293             15,013            (2,938)           3,554,368
Collateralized mortgage
  obligations issued by
  U.S. Government agencies                      4,041,934                  -           (74,832)           3,967,102
Mortgage-backed securities                      1,621,806                  -           (20,250)           1,601,556
                                         -----------------  -----------------  -----------------   -----------------
               Total                     $     14,998,869   $         15,013   $      (164,088)    $     14,849,794
                                         =================  =================  =================   =================

                                                                            2000
                                         ---------------------------------------------------------------------------
                                                                 Gross              Gross             Estimated
                                            Amortized          Unrealized         Unrealized            Market
                                               Cost              Gains              Losses              Value
                                         -----------------  -----------------  -----------------   -----------------
Held to maturity
Mortgage-backed securities               $      4,536,734   $              -   $       (13,561)    $      4,523,173
                                         =================  =================  =================   =================

The amortized cost and estimated market value of investments in debt securities available for sale at December 31, 2001, by contractual maturity, are shown below. The Company's mortgage-backed securities and collateralized mortgage obligations have contractual maturities ranging from five to thirty years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                 Available for Sale                      Held to Maturity
                                         ------------------------------------  -------------------------------------
                                                               Estimated                              Estimated
                                            Amortized            Market           Amortized             Market
                                               Cost              Value               Cost               Value
                                         -----------------  -----------------  -----------------   -----------------
Due after one year through
  five years                             $      3,838,664   $      3,805,830   $      2,756,962    $      2,751,399
Due after five years through
  ten years                                       407,373            410,020          6,988,043           6,978,729
Due after ten years                             8,972,248          8,899,784         18,051,200          18,059,696
                                         -----------------  -----------------  -----------------   -----------------
                 Total                   $     13,218,285   $     13,115,634   $     27,796,205    $     27,789,824
                                         =================  =================  =================   =================

The proceeds from the sale of an investment security available for sale and the gross gain realized for the year ended December 31, 2001 were $2,388,750 and $21,487, respectively. There were no sales in 2000.

Investment securities with amortized cost and estimated market values of $15,787,031 and $15,796,734 and $7,501,431 and $7,448,687 at December 31, 2001
and 2000, respectively, were pledged to secure borrowings, public deposits, and other purposes as required by law.

4.    LOANS RECEIVABLE

Loans receivable consists of the following at December 31:


                                                  2001                2000
                                            -----------------   ----------------
Real estate loans:
     Residential                            $     44,497,665    $     25,114,508
     Home equity                                   4,763,288           3,078,086
     Commercial                                   15,462,923           9,249,149
     Construction                                  1,236,149           1,606,068
Commercial                                         5,971,390           2,799,226
Consumer loans                                     2,530,515           1,922,815
                                            -----------------   ----------------
                                                  74,461,930          43,769,852
Less:
     Deferred loan fees, net
                                                      24,955               9,878
     Allowance for loan losses                       649,565             343,673
                                            -----------------   ----------------

                    Total                   $     73,787,410    $     43,416,301
                                            =================   ================

Aggregate loans of $60,000 or more extended to executive officers, directors, and corporations in which they are beneficially interested as stockholders, executive officers, or directors were $1,681,327 at December 31, 2001. An analysis of these related party loans follows:

          2000            Additions          Repayments             2001
    -----------------  -----------------  -----------------   -----------------

    $  1,375,258       $    618,900       $    312,831        $  1,681,327

The Company's primary business activity is with customers located within its local trade area. Mortgage, consumer, and commercial loans are granted. Although the Company's loan portfolio is diversified at December 31, 2001 and 2000, the repayment of these loans is dependent upon the local economic conditions in its immediate trade area.

5.    ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended December 31, is as follows:

                                                               2001                2000
                                                         -----------------   -----------------

     Balance, January 1                                  $        343,673    $        186,647
     Add:
          Provision charged to operations                         320,500             157,000
          Recoveries                                                    -               3,368
     Less loans charged off                                        14,608               3,342
                                                         -----------------   -----------------
     Balance, December 31                                $        649,565    $        343,673
                                                         =================   =================

6.    PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

                                                               2001                2000
                                                         -----------------   -----------------

     Land                                                $        375,000    $         10,000
     Leasehold improvements                                       144,646             131,963
     Furniture and equipment                                      546,315             338,316
     Construction in process                                      529,367                   -
                                                         -----------------   -----------------
                                                                1,595,328             480,279
     Less accumulated depreciation and amortization               251,066             121,425
                                                         -----------------   -----------------

                    Total                                $      1,344,262    $        358,854
                                                         =================   =================

Depreciation and amortization expense for the years ended December 31, 2001 and 2000 was $129,641 and $74,554, respectively.

7.    FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank ("FHLB") System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than the greater of one percent of its outstanding home loans or five percent of its outstanding notes payable to the FHLB of Pittsburgh as calculated at December 31 of each year.

8.    DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $5,744,636 and $5,080,923 at December 31, 2001 and 2000, respectively. Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit as of December 31, 2001, are as follows:

     Within three months                                       $        451,006
     Three through six months                                         3,275,976
     Six through twelve months                                          901,409
     Over twelve months                                               1,116,245
                                                               -----------------
          Total                                                $      5,744,636
                                                               =================

9.    SHORT-TERM BORROWINGS

Outstanding borrowings consisted of draws on the Bank's "RepoPlus" line of credit, fixed-rate, fixed-term advances through FHLB of Pittsburgh, and repurchase agreements. The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges. All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities, and the Bank's investment in FHLB stock. The Bank's maximum available borrowing limit with the FHLB was approximately $60 million during 2001.

The following table sets forth information concerning repurchase agreements and short-term borrowings with the FHLB:

                                                             2001                2000
                                                       -----------------   -----------------
     Balance at year-end                               $      8,714,554    $      2,000,000
     Maximum amount outstanding at any month-end              8,714,554           8,500,000
     Average balance outstanding during the year              4,764,442           6,780,377
     Weighted-average interest rate:
           As of year-end                                          2.51%               6.63%
           Paid during the year                                    3.20%               6.54%

10.   OTHER BORROWINGS

The following table sets forth information  concerning other borrowings with the
FHLB:

                                                 2001                                 2000
                                      ---------------------------------  ---------------------------------
            Year Ending                                  Weighted-                           Weighted-
           December 31,                   Amount         Average Rate        Amount         Average Rate
           ------------               ------------    -----------------  -------------   -----------------

               2001                  $          -               -        $    786,225            5.49%
               2002                     1,198,125            7.07%          1,198,125            7.07%
               2003                     1,210,784            3.91%            210,784            6.21%
               2004                       224,254            6.21%            224,254            6.21%
               2005                     2,738,582            6.19%          2,738,582            6.19%
               2006                       253,828            6.21%            253,828            6.21%
          2007 and after                2,188,202            5.76%          1,188,202            6.21%
                                      ------------                       -------------
                                     $  7,813,775                        $  6,600,000
                                      ============                       =============

11.   COMMITMENTS

In the normal course of business, the Company makes various commitments that are not reflected in the accompanying consolidated financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

The off-balance sheet commitments were comprised of the following:

                                                2001                2000
                                          -----------------   -----------------
     Commitments to extend credit:
           Fixed rate                     $      5,365,455    $      1,242,565
           Variable rate                        13,329,087           3,380,717
                                          -----------------   -----------------
                                                18,694,542           4,623,282
     Letters of credit                             156,813              61,672
                                          -----------------   -----------------
                    Total                 $     18,851,355    $      4,684,954
                                          =================   =================

The range of interest rates on fixed rate loan  commitments  was 6.00 percent to
10.99 percent at December 31, 2001.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of undisbursed residential construction loans, available commercial and personal lines of credit, and loans approved but not yet funded. Fees from the issuance of the credit lines are generally recognized over the period of maturity.

The Company is committed under three non-cancelable operating leases for the Bank's office facilities with remaining terms through 2007. At December 31, 2001, the minimum rental commitments under these leases are as follows:

                        2002          $        153,888
                        2003                   146,802
                        2004                   139,716
                        2005                   102,576
                        2006                    95,148
                   2007 and after               39,645
                                      -----------------
                            Total     $        677,775
                                      =================


Occupancy and equipment expenses include rental expenditures of $150,040 and $140,241 for 2001 and 2000, respectively.

12.      STOCKHOLDERS' EQUITY

Common Stock Offering
---------------------

On September 16, 1999, the Board of Directors approved the offering of the Company's common stock to existing shareholders and to the public. The offering began on December 10, 1999, and terminated on March 31, 2000. On December 31, 1999, 79,040 shares were issued with net proceeds from the issuance amounting to $820,235. During 2000, the Company realized additional net proceeds of $467,808 and $113,571 from the issuance of 42,528 and 10,385 shares on February 3, 2000 and March 31, 2000, respectively. The Company has used $1,152,000, or 82.2 percent, of the total proceeds for additional capitalization of the Bank.

On April 20, 2001, the Board of Directors approved the offering of the Company's common stock to existing shareholders and to the public. The offering began on June 12, 2001, and terminated on October 24, 2001. This offering resulted in 250,000 shares being issued with net proceeds from the issuance amounting to $2,295,000. The Company used $2,069,000, or 90.1 percent, of the total proceeds for additional capitalization of the Bank.

Stock Dividend
--------------

The Board of Directors approved a ten percent stock dividend to stockholders of record as of December 1, 2000 payable January 1, 2001. As a result of the dividend, 70,923 additional shares of the Company's common stock were issued, common stock was increased by $7,092, surplus was increased by $611,711, and retained earnings decreased by $618,940. The Board of Directors also approved a ten percent stock dividend to stockholders of record as of December 31, 2001 payable January 15, 2002. As a result of the dividend, 102,981 additional shares of the Company's common stock were issued, common stock was increased by $10,298, surplus was increased by $1,147,617, and retained earnings decreased by $1,158,537.

Fractional shares paid were paid in cash. All average shares outstanding and all per share amounts included in the financial statements are based on the increased number of shares after giving retroactive effect to the stock dividend.

13.   REGULATORY MATTERS

Dividend Restrictions
---------------------

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by an OTS-chartered bank. OTS regulations require the Bank to give the OTS 30 days notice of any proposed declara-tion of dividends to the Company, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends by the Bank to the Company.

Regulatory Capital Requirements
-------------------------------

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tangible and Core capital (as defined in the regulations) to adjusted assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2001 and 2000, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well-capitalized financial institution, Total risk-based, Tier 1 risk-based, and Core capital ratios must be at least ten percent, six percent, and five percent, respectively.

-------------------------------

The following table reconciles the Company's capital under generally accepted accounting principles to regulatory capital:


                                                        2001           2000
                                                    -----------    -----------

     Total stockholders' equity                     $ 8,961,816    $ 6,359,572
     Unrealized loss on securities                       66,110        149,075
     Intangible assets                                 (799,217)      (846,707)
                                                    -----------    -----------

     Tier I, core, and tangible capital               8,228,709      5,661,940
     Allowance for loan losses                          649,565        343,673
     Unrealized gain on equity securities                 1,118              -
                                                    -----------    -----------
     Total risk-based capital                       $ 8,879,392    $ 6,005,613
                                                    ===========    ===========

The consolidated capital position of the Bank does not materially differ from the Company's; therefore, the following table sets forth the Company's capital position and minimum requirements for the years ended December 31:

                                                             2001                                  2000
                                                -------------------------------       -------------------------------
                                                   Amount           Ratio                Amount            Ratio
                                                --------------  ---------------       --------------   --------------
Total Capital (to Risk-weighted Assets)
---------------------------------------

Actual                                        $     8,879,392             14.2 %    $     6,005,613             15.9 %
For Capital Adequacy Purposes                       4,991,154              8.0            3,028,080              8.0
To Be Well Capitalized                              6,238,943             10.0            3,785,100             10.0

Tier I Capital (to Risk-weighted Assets)
----------------------------------------

Actual                                        $     8,228,709             13.2 %    $     5,661,940             15.0 %
For Capital Adequacy Purposes                       2,495,577              4.0            1,514,040              4.0
To Be Well Capitalized                              3,743,366              6.0            2,271,060              6.0

Core Capital (to Adjusted Assets)
---------------------------------

Actual                                        $     8,228,709              6.6 %    $     5,661,940              8.2 %
FDIC Denovo Capital Required                         N/A                   N/A            5,497,829              8.0
For Capital Adequacy Purposes                       3,721,468              3.0            2,061,686              3.0
To Be Well Capitalized                              6,202,447              5.0            3,436,143              5.0

Tangible Capital (to Adjusted Assets)
-------------------------------------

Actual                                        $     8,228,709              6.6 %    $     5,661,940              8.2 %
For Capital Adequacy Purposes                       1,860,734              1.5            1,030,843              1.5

14.     EMPLOYEE BENEFITS

Profit Sharing Plan
-------------------

The Company maintains a non-contributory profit sharing plan (the "Plan") for officers and employees who have met the age and length of service requirements. The Plan is a defined contribution plan, with contributions based on a percentage of participants' salaries. In conjunction with the Plan, an integrated 401(k) salary reduction plan was also implemented.

The Company may make matching contributions equal to a discretionary percentage determined annually by the Board of Directors. Employee contributions are vested at all times, and the Company contributions are fully vested after six years. The Company recognized profit sharing and matching contributions for the year ended December 31, 2001 and 2000 of approximately $138,000 and $14,000, respectively. There were no profit sharing or matching contributions for 2000.

Stock Option Plan
-----------------

The Board of Directors adopted a stock option plan for directors, officers, and employees in which the number of shares with respect to which awards may be made available to the plan may not exceed 214,805 shares. These shares may be issued from authorized but unissued common stock, treasury stock, or shares purchased in the market. The stock options have expiration terms of ten years subject to certain extensions and terminations. The per share exercise price of a stock option is equal to the fair value of a share of common stock on the date the option is granted. Options are exercisable in annual installments of 33 1/3 percent and 25 percent for directors and 25 percent and 20 percent for officers and employees, primarily using the award date as the anniversary date.

The following table presents share data related to the outstanding options:

                                                            2001                               2000
                                              ----------------------------------  --------------------------------
                                                                   Weighted-                        Weighted-
                                                                    Average                          Average
                                                                   Exercise                          Exercise
                                                  Shares             Price           Shares           Price
                                              ----------------  ----------------  -------------  -----------------

Outstanding, beginning of the year                    104,669             $8.24         99,522             $ 8.26

     Granted                                          106,838              8.41          5,268               7.64
     Exercised                                              -                 -              -                  -
     Forfeited                                           (335)             8.26           (121)              8.26
                                              ----------------                    -------------

Outstanding, end of the year                          211,172             $8.32        104,669             $ 8.24
                                              ================                    =============

Exercisable at year-end                               125,950             $8.28         90,706             $ 8.25
                                              ================                    =============

The following table summarizes characteristics of stock options outstanding and exercisable at December 31, 2001:

                                                 Outstanding                                 Exercisable
                               ------------------------------------------------     -------------------------------
                                                                     Average                             Average
                                                    Average         Exercise                            Exercise
     Exercise Price                Shares            Life             Price             Shares            Price
     ----------------------    ---------------    ------------     ------------     ---------------    ------------
          $ 8.26                       99,068        7.40               $ 8.26              99,318          $ 8.26
            7.65                        5,266        8.46                 7.64               3,288            7.64
            8.41                      106,838        9.82                 8.41              23,595            8.41
                               ---------------                                      ---------------
                                      211,172                                              126,201
                               ===============                                      ===============

The Company accounts for its stock option plan under provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions that can materially effect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2001 and 2000; (1) risk-free interest rate of 5.03 and 6.68 percent; (2) expected volatility of
28.52 and 6.22 percent; and (3) expected lives of options ranging from eight to ten years.

Had compensation expense for the stock option plan been recognized in accordance with the fair value accounting provisions of SFAS 123, "Accounting for Stock-based Compensation," the net loss applicable to common stock and the basic and diluted net loss per share for the years ended December 31, would be as follows:

                                                         2001          2000
                                                      ----------- --------------
Net income (loss) applicable to common stock:
     As reported                                      $   224,989 $    150,062
     Pro forma                                             31,114       (7,297)

Basic net income (loss) per common share:
     As reported                                      $      0.24 $       0.19
     Pro forma
                                                             0.03        (0.01)
Diluted net income (loss) per common share:
     As reported                                      $      0.23 $       0.19
     Pro forma
                                                             0.03        (0.01)

15.   INCOME TAXES

The components of income taxes for the years ended December 31, are summarized as follows:

                                                                                    2001                2000
                                                                               -----------------   -----------------
     Current payable:
         Federal                                                               $         74,782    $              -
         State                                                                                -                   -
                                                                               -----------------   -----------------
                                                                                         74,782                   -
     Deferred taxes                                                                      27,601              57,636
     Adjustment to valuation allowance for deferred tax assets                         (102,383)            (57,636)
                                                                               -----------------   -----------------
                         Total                                                 $              -    $              -
                                                                               =================   =================

The following temporary differences gave rise to the net deferred tax assets:

Deferred tax assets:
     Net unrealized loss on securities                                         $         34,056    $       50,686
     Allowance for loan losses                                                          190,065            98,728
     Organization costs                                                                  25,171            39,046
     Loan origination costs                                                               8,266             3,359
     Contribution carryover                                                                   -             2,224
     Net operating loss carryforward                                                     31,799           133,497
                                                                               -----------------   -----------------
                    Total gross deferred tax assets                                     289,357           327,540
                    Less valuation allowance                                            149,983           303,052
                                                                               -----------------   -----------------
                          Deferred tax assets after                                     139,374            24,488
                                                                               -----------------   -----------------
Deferred tax liabilities:
     Premises and equipment                                                              14,077            13,365
     Core deposit intangible                                                             16,459            11,123
                                                                               -----------------   -----------------
                    Total gross deferred tax liabilities                                 30,536            24,488
                                                                               -----------------   -----------------
                          Net deferred tax assets                              $        108,838    $            -
                                                                               =================   =================


The Company represents an entity that has been operating for less than four years and has an accumulated net operating deficit since its inception. As such, management has established a valuation allowance for its deferred tax assets, since it is more likely than not that realization of these deferred assets cannot be fully supported at December 31, 2001 and 2000.

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                                     2001                                      2000
                                      ------------------------------------     -------------------------------------
                                                               % of                                      % of
                                                             Pre-tax                                   Pre-tax
                                           Amount              Loss                 Amount               Loss
                                      -----------------  -----------------     -----------------   -----------------

Tax (benefit) at statutory rate       $         76,496               34.0 %    $         51,021                34.0 %
State income, net of
  federal tax                                        -                  -                10,231                 6.8
Adjustment of valuation
  allowance for deferred
  tax assets                                   (80,169)             (35.6)              (57,636)              (38.4)
Other, net                                       3,673                1.6                (3,616)               (2.4)
                                      -----------------  -----------------     -----------------   -----------------
Actual tax benefit
  and effective rate                  $              -                  - %    $             -                    - %
                                      =================  =================     =================   =================


The Bank is subject to the Pennsylvania Mutual Thrift Institution's tax that is calculated at 11.5 percent of earnings based on accounting principles generally accepted in the United States of America with certain adjustments. At December 31, 2001, the Bank has an available net operating loss carryforward of approximately $223,000 for state tax purposes that will expire in 2002. The Company also has available a net operating loss carryforward of approximately $226,000 for state income tax purposes which will expire in the years 2008 to 2011.

16.   OTHER EXPENSES

The following is an analysis of other expenses:

                                                                                     2001                2000
                                                                               -----------------   -----------------
     Professional fees                                                         $         89,352    $         79,536
     Data processing                                                                    157,293             114,970
     ATM and debit card processing and supplies                                          94,732              71,118
     Stationery, printing, supplies, and postage                                        110,049              76,632
     Amortization of intangible assets                                                   47,591              47,683
     Advertising                                                                         87,358              73,944
     Other                                                                              195,772             174,966
                                                                               -----------------   -----------------
               Total                                                           $        782,147    $        638,849
                                                                               =================   =================

17.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31, are as follows:

                                                        2001                                   2000
                                         ------------------------------------  -------------------------------------
                                             Carrying             Fair             Carrying              Fair
                                              Value              Value              Value               Value
                                         -----------------  -----------------  -----------------   -----------------
Financial assets:
     Cash and due from banks and
       interest-bearing deposits
       with other banks                  $      6,113,158   $      6,113,158   $      4,233,404    $      4,233,404
     Investment securities and
       FHLB stock                              41,694,970         41,668,589         19,916,528          19,902,967
     Loans receivable                          73,787,410         73,778,850         43,416,301          43,796,327
     Accrued interest receivable                  664,197            664,197            528,948             528,948
                                         -----------------  -----------------  -----------------   -----------------

        Total                            $    122,259,735   $    122,224,794   $     68,095,181    $     68,461,646
                                         =================  =================  =================   =================

Financial liabilities:
     Deposits                            $     98,521,236   $     99,068,236   $     53,874,851    $     54,146,906
     Short-term borrowings                      8,714,554          8,714,554          2,000,000           2,000,000
     Other borrowings                           7,813,775          8,041,875          6,600,000           6,631,000
     Accrued interest payable                     476,382            476,382            526,233             526,233
                                         -----------------  -----------------  -----------------   -----------------

         Total                           $    115,525,947   $    116,301,047   $     63,001,084    $     63,304,139
                                         =================  =================  =================   =================

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments are based upon manage-ment's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets, such as deferred tax assets and premises and equipment, are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed estimates using discounted cash flows in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks,  Interest-bearing  Deposits  with Other Banks,  Accrued
--------------------------------------------------------------------------------
Interest Receivable, Short-term Borrowings, and Accrued Interest Payable
--------------------------------------------------------------------------------

The fair value is equal to the current carrying value.

Investment Securities and FHLB Stock
------------------------------------

The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. FHLB stock represents ownership in an institution that is wholly-owned by other financial institutions. This equity security's fair value is equal to the current fair value.

Loans Receivable, Deposits, and Other Borrowings
------------------------------------------------

The fair value of loans is estimated using discounted contractual cash flows generated using prepayment estimates. Discount rates are based upon current market rates generally being offered for new loan originations with similar credit and payment characteristics. Savings, checking, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits and the other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and borrowings of similar remaining maturities.

Commitments to Extend Credit
----------------------------

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 11.

18.   PARENT COMPANY

Following are condensed financial statements for Nittany Financial Corp.:

                             CONDENSED BALANCE SHEET


                                                           December 31,
                                                       2001          2000
                                                     ----------   ----------
ASSETS
     Cash                                            $  154,719   $   77,472
     Investment securities available for sale            72,430            -
     Investment in subsidiaries                       8,661,571    6,266,371
     Other assets                                        94,110       25,000
                                                     ----------   ----------
TOTAL ASSETS                                         $8,982,830   $6,368,843
                                                     ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
     Other liabilities                               $   21,014   $    9,271
     Stockholders' equity                             8,961,816    6,359,572
                                                     ----------   ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $8,982,830   $6,368,843
                                                     ==========   ==========

                          CONDENSED STATEMENT OF INCOME

                                                                                      Year Ended December 31,
                                                                                    2001                  2000
                                                                             --------------------  --------------------

INCOME                                                                       $             7,435   $                 -

EXPENSES                                                                                  63,072                60,696
                                                                             --------------------  --------------------
Net loss before income tax benefit                                                       (55,637)              (60,696)
Income tax benefit                                                                       (75,330)                    -
                                                                             --------------------  --------------------
Income before equity in undistributed net
     income of subsidiaries                                                               19,693               (60,696)
Equity in undistributed net income of subsidiaries                                       205,296               210,758
                                                                             --------------------  --------------------
NET INCOME                                                                   $           224,989   $           150,062
                                                                             ====================  ====================


                        CONDENSED STATEMENT OF CASH FLOWS


                                                                                      Year Ended December 31,
                                                                                    2001                  2000
                                                                             --------------------  --------------------
OPERATING ACTIVITIES
     Net income                                                              $           224,989    $          150,062
     Adjustments to reconcile net income to net cash used for operating activities:
            Equity in undistributed net income of subsidiaries                          (205,296)             (210,758)
            Other, net                                                                   (57,366)                2,270
                                                                             --------------------  --------------------
                    Net cash used for operating activities                               (37,673)              (58,426)
                                                                             --------------------  --------------------

INVESTING ACTIVITIES
     Purchase of investment securities available for sale
                                                                                         (69,945)                    -
     Capital contribution to subsidiary bank                                          (2,108,580)             (452,000)
                                                                             --------------------  --------------------
                    Net cash used for investing activities                            (2,178,525)             (452,000)
                                                                             --------------------  --------------------

FINANCING ACTIVITIES
     Proceeds from issuance of common stock                                            2,294,912               581,379
     Other, net                                                                                -               (25,000)
     Cash paid in lieu of fractional shares                                                 (622)                 (137)
                                                                             --------------------  --------------------
                    Net cash provided by financing activities                          2,294,290               556,242
                                                                             --------------------  --------------------

                  Increase in cash                                                        78,092                45,816

CASH AT BEGINNING OF PERIOD                                                               77,472                31,656
                                                                             --------------------  --------------------
CASH AT END OF PERIOD                                                        $           155,564   $            77,472
                                                                             ====================  ====================