Form 10KSB, Exhibit 13
period 2002-12-31
NITTANY FINANCIAL CORP
filed 2003-03-31
CIK 1059189

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

Overview

         Nittany Financial Corp. ("Nittany") is a unitary thrift holding company organized in 1997 for the purpose of establishing a de novo community bank in State College, Pennsylvania. Nittany Bank (the "Bank") commenced operations as a wholly-owned FDIC-insured federal savings bank subsidiary of Nittany on October 26, 1998. At December 31, 2002, the business operations of Nittany included two operating subsidiaries (collectively defined as the "Company", unless the context indicates otherwise), as follows:

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

         Additionally, on January 1, 2003, Nittany Financial Corp. acquired Vantage Investment Advisors, LLC for consideration consisting of cash, the assumption of Vantage debt, and 36,000 shares of the Company's stock. Vantage is a registered investment advisor headquartered in State College, Pennsylvania which manages investment assets in excess of $140 million.

         Our business is conducted principally through Nittany Bank. Nittany Bank provides a full range of banking services with an emphasis on residential and commercial real estate lending, consumer lending, commercial lending and retail deposits. At December 31, 2002, we had consolidated assets of $180 million, loans receivable (net of reserve) of $124 million, deposits of $157 million, and stockholders' equity of $9.9 million. Net income for the year ended December 31, 2002 increased $662,000 to $887,000, or $.60 per diluted share, from $225,000, or $.18 per diluted share, for the same 2001 period.

         The year 2002 results reflect the adoption of a new accounting standard eliminating the amortization of goodwill beginning January 1, 2002. Had the new accounting standard been effective in the 2001, net income would have increased by $36,000 or $.03 per diluted share. Refer to note 7 of the notes to consolidated financial statements. Net income for the year 2002 also included a provision for loan losses of $543,000 and income taxes of $412,000 compared to no income taxes for 2001.

Market Risk and Net Portfolio Value

         Market risk is the risk of loss of income from adverse changes in prices and rates that are set by the market. The Bank is at risk of changes in interest rates that affect the income it receives on lending and investment activities, as well as the costs associated with its deposits and borrowings. A sudden and substantial change in interest rates may affect earnings if the rates of interest that the Bank earns on its loans and investments does not change at the same speed, to the same extent, or on the same basis as the interest rates the Bank pays on its deposits and borrowings. The Bank makes it a high priority to actively monitor and manage its exposure to interest rate risk.

         The Bank seeks to manage interest rate sensitivity through its asset and liability committee (ALCO) which is comprised of members of management and the board of directors. The committee accomplishes this by first evaluating the interest rate risk that is inherent in the makeup of the Bank's assets and liabilities. The committee then considers the Bank's business strategy, current operating environment, capital and liquidity requirements, as well as the Bank's current performance objectives, to determine an appropriate level of risk. The
Board of Directors has adopted guidelines within which the Bank manages its interest rate risk, trying to minimize to the extent practical its vulnerability to changes in interest rates. These strategies include focusing the Bank's investment activities on short and medium-term securities, emphasizing shorter-term loans and loans with adjustable rate features, and maintaining and increasing the transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rates and utilizing deposit marketing programs to adjust the term or repricing of its liabilities.

         The Bank also monitors its interest rate sensitivity through the use of an asset/liability management (ALM) model which estimates the change in its net portfolio value ("NPV") in the event of a range of assumed changes in market interest rates. Net portfolio value is defined as the current market value of assets, less the current market value of liabilities, plus or minus the current value of off-balance sheet items. The change in NPV measures the Bank's vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities and off-balance sheet items as a result of an instantaneous change in the general level of interest rates (i.e. shock analysis). At December 31, 2002, the Bank had $13,762,000 of off-balance sheet items, which are described in Footnote 12 to the Financial Statements.

         As market interest rates decreased during 2002, the average maturities of loans and investment securities shortened due to quicker prepayments, causing an increase in their value. Deposit accounts have only relatively minor movements in a declining interest rate environment, since they are primarily short term in nature, resulting in the value of deposits decreasing more quickly than the value of assets increase. If market interest rates begin to increase, the average maturities of loans and securities will lengthen as prepayment decrease. Decreases in the value of these loans and securities occur at a more rapid rate in the Bank's NPV model than increases in the value of its deposits. The slow increase in the value of the Bank's deposits in a rising interest rate environment is due to the high concentration of time deposits in the deposit base which have terms of one year or less.

         The following table lists the percentage change in our net portfolio value (NPV) assuming an immediate change in interest rates of plus or minus up to 300 basis points from the level at December 31, 2002:


     Changes in Interest      Estimated      Amount of       Amount of       NPV          Change
    Rates in Basis Points      NPV($)        Change ($)     Change (%)     Ratio (%)  (Basis Points)
    ---------------------      ------        ----------     ----------     ---------  --------------
         (Rate Shock)                           (1)             (2)           (3)         (4)

                +300           17,816         (4,690)         (21) %        9.60 %       (213)
                +200           20,570         (1,936)          (9) %       10.89 %        (83)
                +100           21,974           (532)          (2) %       11.51 %        (21)
                   0           22,506              -            -          11.72 %          -
                -100           22,329           (178)          (1) %       11.60 %        (12)
                -200              N/A             N/A            N/A           N/A         N/A
                -300              N/A             N/A            N/A           N/A         N/A


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

Comparison of Financial Condition

         Asset growth for the period continued to be strong. Total assets increased $54,877,000, or 44.0%, to $179,659,000 at December 31, 2002 from
$124,782,000 at December 31, 2001. A strong real estate market, aggressive loan originations and declining interest rates resulted in a net increase in loans receivable of $50,468,000 that was primarily supported with growth in deposit accounts of $58,331,000.

         Cash and cash equivalents decreased $261,000 to $5,852,000 at December 31, 2002 from $6,113,000 at December 31, 2001. The decrease resulted from temporary fluctuations with interest-bearing deposits with other banks due to the timing of customer activity. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

         Investment securities available for sale decreased $7,164,000 to $6,024,000 at December 31, 2002 from $13,188,000 at December 31, 2001. The decrease reflects proceeds from sales, principal repayments, and maturities of $7,178,000. There were no purchases of securities available for sale during the year. Investment securities held to maturity increased $10,564,000 to $38,360,000 at December 31, 2002 from $27,796,000 at December 31, 2001. Such increase reflects held to maturity securities purchases of $40,191,000 offset by proceeds from principal repayment and maturities of $29,335,000.


         Net loans receivable increased $50,468,000 to $124,255,000 at December 31, 2002 from $73,787,000 at December 31, 2001. The increase in net loans receivable resulted primarily from the economic health of the Company's market area, declining interest rate and the strategic, service-oriented marketing approach taken by management to meet the lending needs of the area. The majority of lending activity continues to be mortgage loans secured by one-to-four family residential property. During fiscal 2002, mortgage loans secured by one to four family residential property increased $35,665,000 from fiscal 2001. Residential real estate, construction, and home equity loans make up 70.7% of the total loan portfolio at December 31, 2002. During 2002 commercial real estate and commercial loans grew to $34,702,000 from $21,434,000 in fiscal 2001, and currently account for 27.7% of the total loan portfolio. Management attributes the increases in residential owner occupied and non-owner occupied and commercial properties to continued customer referrals and the Company's overall relationship with its customers. As of December 31, 2002, the Company had additional commitments to extend credit of $13,762,000 of which approximately $4,529,000 relates to commercial and commercial real estate.

         The allowance for loans is increased by the provision for loan losses, which is charged against earnings, and is reduced by charge-offs and increased by recoveries. At December 31, 2002, the Company's allowance for loan losses increased $527,000 to $1,177,000 from $650,000 at December 31, 2001. This increase was primarily due to the growth of commercial real estate loans and the commercial loan portfolios. The increased allowance resulted from a loan loss provision of $543,000, charge-offs of $29,000, and recoveries of $13,000 during the year.

         The addition to the allowance for loan losses is based upon a determination by management that it believes is appropriate. Due to the Company's lack of historical experience since it is newly formed, management bases its determination upon such factors as the Company's volume and type of loans that it originates, the amount and trends relating to its delinquent and non-performing loans, regulatory policies, general economic conditions and other factors relating to the collectibility of loans in its portfolio. Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for the inherent risk of loss in its loan portfolio at December 31, 2002, there can be no assurance that additional provisions will not be required in future periods.

         Premises and equipment increased $597,000 to $1,941,000 from $1,344,000 at December 31, 2001. The increase is related primarily to the new branch office and corporate headquarters building located on 2541 East College Avenue which opened on January 14, 2002, as well as improvements to the other offices and purchases of additional equipment.

         At December 31, 2002, liabilities increased $53,933,000 to $169,753,000 from $115,820,000 at December 31, 2001. Of this increase at December 31, 2002, deposits increased $58,331,000 to $156,852,000 from $98,521,000 at December 31,
2001. Such increase was primarily the result of increases savings deposits of $39,898,000 as the Company paid higher than market rates on certain deposit products during the year.

         Stockholder's equity increased to $9,904,000 at December 31, 2002 from $8,962,000 at December 31, 2001 as a result of net income of $887,000, and a decline in accumulative other comprehensive loss of $57,000. On January 17, 2003, the Board of Directors of the Company declared a six-for-five stock split, payable in the form of a 20% stock dividend on the Company's outstanding common stock, payable on February 15, 2003, to stockholders of record as of January 31, 2003.

Results of Operations

         The Company recorded net income of $887,000 for the year ended December 31, 2002 as compared to a net income of $225,000 for the year ended December 31, 2001. This increase in net income was due to the significant growth in net interest income of $2,149,000 and noninterest income of $133,000 while offset by increases in noninterest expense, the provision for loan losses and income taxes of $988,000, $223,000 and $412,000, respectively. Basic earnings per share increased to $.65 per share for the year ended 2002 from $.19 per share for the year ended 2001. Diluted earnings per share increased to $.60 per share from $.18 per share for the same time period.

         Net interest income for the year ended December 31, 2002 increased $2,149,000 to $4,404,000 from $2,255,000 for the same period ended 2001.
Interest income increased $3,034,000 for the year ended 2002 as compared to the prior year and was influenced mainly by increases in interest earned on loans receivable and investment securities of $2,665,000 and $535,000, respectively. Although the declining interest rate environment resulted in a decrease to interest rate yields, interest income was driven by increases in average balances of interest-earning assets. The average balance of loans receivable increased $43,689,000 to $98,013,000 during 2002, when compared to $54,324,000 for the year ended 2001. The yield on interest earning assets decreased to 5.93% for the year ended 2002 from 6.73% for the year ended 2001 and was primarily caused by a 86 basis point and 109 basis point decrease in loans receivable and investment securities, respectively.

         Interest expense increased $886,000 for the year ended December 31, 2002 to $4,493,000 from $3,607,000 for the same period ended 2001. Interest expense incurred on deposits increased $748,000 for the year ended 2002 as compared to the same period ended 2001. This was primarily attributable to continued growth in the Bank's amount of savings deposits, including core checking and savings deposits which paid a rate higher than competitors in the market. Average balances in the savings product increased by $43,557,000 to $68,597,000 from $25,040,000 in fiscal 2001. The declining interest rate environment resulted in the cost of funds deceasing to 3.25% for the year ended December 31, 2002 from 4.62% for the year ended 2001.

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

                                                                            For the Year December 31,
                                                     -----------------------------------------------------------------------------

                                                      2002                                    2001
                                                     -------                                 ------

                                                     Average                    Average      Average                    Average
                                                     Balance    Interest     Yield/Cost(3)   Balance     Interest    Yield/Cost(3)
                                                     -------    --------     -------------   -------     --------    -------------

                                                                              (Dollars in thousands)
Interest earning assets:
  Loans receivable..............................    $ 98,013    $ 7,021         7.16%       $54,324      $4,356          8.02%
  Investments securities........................      41,508      1,743         4.20%        22,828       1,208          5.29%
  Interest bearing deposits with other banks....      10,560        133         1.26%         9,907         298          3.01%
                                                    --------    -------         ----        -------      -----           ----
Total interest earning assets...................     150,081      8,896         5.93%        87,059       5,862          6.73%
                                                    --------    -------                                  ------
Noninterest earning assets......................       6,576                                  5,112
Allowance for loan losses.......................        (900)                                  (436)
                                                    --------                                -------
Total assets....................................    $155,757                                $91,735
                                                    --------                                -------
Interest bearing liabilities:
  Interest bearing demand deposits..............    $ 13,766        227         1.65%       $ 8,796         199          2.26%
  Money market deposits.........................      19,429        609         3.13%        15,458         692          4.48%
  Savings deposits..............................      68,597      2,076         3.03%        25,040       1,032          4.12%
  Certificates of deposit.......................      21,689        912         4.21%        19,336       1,153          5.96%
  Borrowings....................................      14,552        668         4.59%         9,439         531          5.63%
                                                    --------    -------         ----        -------      ------          ----
Total interest bearing liabilities..............     138,033      4,493         3.25%        78,069       3,607          4.62%
                                                    --------    -------                     -------      ------
Noninterest bearing liabilities
  Demand deposits...............................       5,066                                  3,234
  Other liabilities.............................       3,294                                  3,103
Stockholders' equity............................       9,364                                  7,329
                                                    --------                                -------
Total liabilities and stockholders' equity......    $155,757                                $91,735
                                                    --------                                -------
Net interest income.............................                $ 4,404                                  $2,255
                                                                -------                                  ------
Interest rate spread (1)........................                                2.67%                                    2.11%
Net yield on interest earning assets(2).........                                2.93%                                    2.59%
Ratio of average interest-earning assets to
 average interest-bearing liabilities...........                              108.73%                                  111.52%


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

                                                          Year Ended December 31,
                                                    ----------------------------------
                                                                2002 vs. 2001
                                                             -------------------
                                                             Increase (Decrease)
                                                                   Due to
                                                    ----------------------------------
                                                     Volume        Rate         Total
                                                    --------      ------       -------

                                                               (In Thousands)
Interest-earning assets:
Loans receivable..............................       $3,503     $  (838)        $2,665
Investment securities.........................          988        (454)           534
Interest-bearing deposits with other banks....           20        (185)          (165)
                                                     ------     -------         ------
  Total interest-earning assets...............       $4,511     $(1,477)        $3,034
                                                     ======     =======         ======
Interest-bearing liabilities:
 Interest-bearing demand deposits.............       $  112     $   (85)        $   27
 Money market.................................          178        (261)           (83)
 Savings deposits.............................        1,795        (751)         1,044
 Certificates of deposit......................          140        (381)          (241)
 Advances from FHLB...........................          288        (150)           138
                                                     ------     -------         ------
   Total interest-bearing liabilities.........       $2,513     $(1,628)        $  885
                                                     ======     =======         ======
Increase in net interest income...............       $1,998     $   151         $2,149
                                                     ======     =======         ======

         Total noninterest income for the year ended December 31, 2002 increased $134,000 to $596,000 from $462,000 for the year ended 2001. Noninterest income items are primarily comprised of service charges and fees on deposit account activity, along with fee income derived from asset management services and related commissions. Service fees on deposit accounts increased $121,000 and have progressively increased during each quarter as the number of accounts and volume of related transactions have increased. Additionally, for the year ended 2002, Nittany Asset Management contributed approximately $96,000 in commission and management fees, an increase of $28,000 from fiscal 2001.

         Total noninterest expenses increased $987,000 for the year ended December 31, 2002 to $3,158,000 from $2,171,000 for fiscal 2001. The increase in total noninterest expenses for both periods was primarily related to operating a larger organization that resulted from the opening of an additional office during the first quarter of 2002, as well as the related marketing efforts to increase visibility within the Company's market. Salary and benefits costs increased in connection with the new office, as seven full-time staff were hired which included a new lending officer. In addition, occupancy and equipment expenses increased as well due to the new branch operations. For the year ended December 31, 2002, Nittany Asset Management operations contributed approximately $61,000 of other operating expense, approximately the same as 2001. Noninterest expense was also lower due the adoption of a new accounting standard which eliminated the amortization of goodwill beginning January 1, 2002.

         The Company utilized all remaining federal tax loss carry forwards during 2002 and expensed income taxes of $412,000, compared to no income taxes for prior years since the opening of the Bank.


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

         The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Company generally maintains sufficient cash and short-term investments to meet short-term liquidity needs. At December 31, 2002, cash and interest-bearing deposits with other Bank's totaled $5,852,000 or 3.3% of total assets, and investment securities classified as available for sale totaled $6,024,000 or 3.4% of total assets. The Company maintains a credit facility with the FHLB of Pittsburgh, which provides for immediately available advances. Advances under this credit facility totaled $8,616,000 at December 31, 2002. In addition, the Company has access to funds through the discount window at the Federal Reserve Bank.

         At December 31, 2002, the Company had loan and lines of credit commitments totaling $13,762,000. The Company anticipates that it will have sufficient funds available to meet its current loan origination commitments. Time certificates of deposit that are scheduled to mature in less than one year from December 31, 2002 totaled $7,381,000. The Company expects that it will retain a majority of maturing certificates accounts.

         Net cash provided by operating activities for the year ended December 31, 2002 increased $1,611,000 to $2,120,000 from $509,000 for the same period in
2001. The increase for the year ended December 31, 2002 was primarily due to net income of $887,000 compared to a net income of $225,000 for the year ended 2001. Net cash used for investing activities for the year ended December 31, 2002 increased $2,444,000 to $55,942,000 from $53,498,000 for the year ended December 31, 2001. Such increase in funds primarily reflects an increase of $20,287,000 in loan originations, net purchases of investment securities held to maturity of $10,856,000, offset by net proceeds from investment securities available for sale of $5,397,000. Net cash provided by financing activities for the year ended December 31, 2002 decreased $1,308,000 to $53,561,000 from $54,869,000 for the year ended December 31, 2001. Such decrease in receipt of funds is primarily due to increases in deposits of $13,685,000 offset by a decrease from in net funds received from borrowings of $12,700,000 and offset by a decrease of $2,295,000 of net proceeds received from the sale of common stock.

         Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the savings and loan industry and similar matters. Management monitors projected liquidity needs and determines the level desirable based in part on the Bank's commitments to make loans and management's assessment of the Bank's ability to generate funds.

         Management monitors both the Company's and Nittany Bank's total risk-based, tier I risk-based and tier I leverage capital ratios in order to assess compliance with regulatory guidelines. At December 31, 2002, the Company and Nittany Bank's total risk-based, tier I risk-based and tier I leverage ratios were 10.58%, 9.36%, 5.09% and 12.40%, 11.20%, 6.10%, respectively.

                             NITTANY FINANCIAL CORP.

                           STATE COLLEGE, PENNSYLVANIA







                                  AUDIT REPORT

                                DECEMBER 31, 2002

                             NITTANY FINANCIAL CORP.
                    CONSOLIDATED AUDITED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002



                                                                        Page
                                                                       Number
                                                                       ------

Report of Independent Auditors                                            1

Financial Statements:

         Consolidated Balance Sheet                                       2

         Consolidated Statement of Income                                 3

         Consolidated Statement of Changes in Stockholders' Equity        4

         Consolidated Statement of Cash Flows                             5

Notes to Consolidated Financial Statements                             6 - 26

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------



Board of Directors and Stockholders
Nittany Financial Corp.

We have audited the consolidated balance sheet of Nittany Financial Corp. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nittany Financial Corp. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/S. R. Snodgrass, A.C.

Wexford, PA
January 31, 2003

                             NITTANY FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEET

                                                                                         December 31,
                                                                                        2002           2001
                                                                                  ------------   ------------
ASSETS
     Cash and due from banks                                                      $    618,937   $    359,187
     Interest-bearing deposits with other banks                                      5,233,136      5,753,971
                                                                                  ------------   ------------
       Cash and cash equivalents                                                     5,852,073      6,113,158
     Investment securities available for sale                                        6,024,009     13,188,065
     Investment securities held to maturity (estimated
       market value of $38,727,563 and $27,789,824)                                 38,359,925     27,796,205
     Loans receivable                                                              125,431,701     74,436,975
     Less allowance for loan losses                                                  1,177,141        649,565
                                                                                  ------------   ------------
       Net loans                                                                   124,254,560     73,787,410
     Premises and equipment                                                          1,941,009      1,344,262
     Federal Home Loan Bank stock                                                    1,175,400        710,700
     Goodwill                                                                          799,217        799,217
     Accrued interest and other assets                                               1,252,839      1,043,117
                                                                                  ------------   ------------
             TOTAL ASSETS                                                         $179,659,032   $124,782,134
                                                                                  ============   ============
LIABILITIES
     Deposits:
         Noninterest-bearing demand                                               $  6,159,204   $  4,094,714
         Interest-bearing demand                                                    18,717,951     14,802,415
         Money market                                                               27,517,955     13,827,084
         Savings                                                                    86,498,462     46,600,107
         Time                                                                       17,958,397     19,196,916
                                                                                  ------------   ------------
            Total deposits                                                         156,851,969     98,521,236
     Short-term borrowings                                                           1,141,104      8,714,554
     Other borrowings                                                               10,615,650      7,813,775
     Accrued interest payable and other liabilities                                  1,145,853        770,753
                                                                                  ------------   ------------
             TOTAL LIABILITIES                                                     169,754,576    115,820,318
                                                                                  ------------   ------------
STOCKHOLDERS' EQUITY
     Serial preferred stock, no par value; 5,000,000 shares
       authorized, none issued
                                                                                             -              -
     Common stock, $.10 par value; 10,000,000 shares
       authorized, 1,367,230 and 1,133,293 issued and outstanding                      136,723        113,329
     Additional paid-in capital                                                     11,045,912     11,069,804
     Retained deficit                                                               (1,268,694)    (2,155,207)
     Accumulated other comprehensive loss                                               (9,485)       (66,110)
                                                                                  ------------   ------------
             TOTAL STOCKHOLDERS' EQUITY                                              9,904,456      8,961,816
                                                                                  ------------   ------------
             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $179,659,032   $124,782,134
                                                                                  ============   ============

See accompanying notes to the consolidated financial statements.

                             NITTANY FINANCIAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME

                                                      Year Ended December 31,
                                                         2002         2001
                                                      ----------   ----------
INTEREST AND DIVIDEND INCOME
     Loans, including fees                            $7,020,575   $4,355,806
     Interest-bearing deposits with other banks          132,997
                                                                      297,961
     Investment securities                             1,742,704    1,208,035
                                                      ----------   ----------
             Total interest and dividend income        8,896,276    5,861,802
                                                      ----------   ----------
INTEREST EXPENSE
     Deposits                                          3,824,151    3,075,634
     Short-term borrowings                               198,191      152,502
     Other borrowings                                    470,277      378,862
                                                      ----------   ----------
             Total interest expense                    4,492,619    3,606,998
                                                      ----------   ----------

NET INTEREST INCOME                                    4,403,657    2,254,804

Provision for loan losses                                543,000      320,500
                                                      ----------   ----------
NET INTEREST INCOME AFTER PROVISION FOR
   LOAN LOSSES                                         3,860,657    1,934,304
                                                      ----------   ----------
NONINTEREST INCOME
     Service fees on deposit accounts                    468,644      347,971
     Investment securities gains, net                      7,450       21,487
     Other                                               119,776       92,269
                                                      ----------   ----------
             Total noninterest income                    595,870      461,727
                                                      ----------   ----------
NONINTEREST EXPENSE
     Compensation and employee benefits                1,569,018    1,035,192
     Occupancy and equipment                             503,213      353,703
     Other                                             1,086,034      782,147
                                                      ----------   ----------
             Total noninterest expense                 3,158,265    2,171,042
                                                      ----------   ----------
Income before income taxes                             1,298,262      224,989
Income taxes                                             411,749            -
                                                      ----------   ----------
NET INCOME                                            $  886,513   $  224,989
                                                      ==========   ==========
EARNINGS PER SHARE
     Basic                                            $     0.65   $     0.19
     Diluted                                                0.60         0.18

See accompanying notes to the consolidated financial statements.


                                                     NITTANY FINANCIAL CORP.
                                    CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                         Accumulated
                                               Additional                   Other          Total
                                     Common     Paid-in       Retained  Comprehensive    Stockholders'   Comprehensive
                                     Stock      Capital       Deficit       Loss           Equity           Income
                                   ---------   ----------  ------------ -------------    ------------    -------------
Balance, December 31, 2000         $ 78,031    $7,652,275  $(1,221,659)   $(149,075)       $6,359,572

Net income                                                     224,989                        224,989      $224,989
Other comprehensive income:
    Unrealized gain on
    available for sale
    securities net of
    reclassification
    adjustment, net of
    taxes of $42,740                                                         82,965            82,965        82,965
                                                                                                           --------
Comprehensive income                                                                                       $307,954
                                                                                                           ========
Sale of 250,000 shares of
  common stock net of
  offering costs                     25,000     2,269,912                                   2,294,912
Ten percent stock dividend
  (including cash
  paid for fractional shares)        10,298     1,147,617   (1,158,537)                          (622)
                                   --------   -----------  -----------     --------        ----------
Balance, December 31, 2001          113,329    11,069,804   (2,155,207)     (66,110)        8,961,816

Net income                                                     886,513                        886,513      $886,513
Other comprehensive income:
    Unrealized gain on
    available for sale
    securities net of
    reclassification
    adjustment, net of taxes
    of $29,170                                                               56,625            56,625        56,625
                                                                                                           --------
Comprehensive income                                                                                       $943,138
                                                                                                           ========
Exercise of stock options                                                                       1,370
                                         17         1,353
Twenty percent stock split,
  effected in the form of a
  stock dividend (including
  cash paid for fractional
  shares)                            23,377       (25,245)                                     (1,868)
                                   --------   -----------  -----------     --------        ----------
Balance, December 31, 2002         $136,723   $11,045,912  $(1,268,694)    $ (9,485)       $9,904,456
                                   ========   ===========  ===========     ========        ==========

                                                            2002        2001
                                                          -------     -------
Components of other comprehensive income:
    Change in net unrealized gain on
      investment securities available for sale            $61,542    $ 97,146
    Realized gains included in net income,
    net of taxes of $2,533 and $7,306, respectively        (4,917)    (14,181)
                                                          -------     -------
Total                                                     $56,625    $ 82,965
                                                          =======    ========


See accompanying notes to the consolidated financial statements.

                                               NITTANY FINANCIAL CORP.
                                        CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                      Year Ended December 31,
                                                                       2002            2001
                                                                   ------------    ------------
OPERATING ACTIVITIES
     Net income                                                    $    886,513    $    224,989
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Provision for loan losses                                      543,000         320,500
         Depreciation, amortization, and accretion, net                 564,027         194,550
         Investment securities gains, net                                (7,450)        (21,487)
         Increase in accrued interest receivable                       (264,491)       (135,249)
         Decrease in accrued interest payable                           (23,737)        (49,851)
         Other, net                                                     422,568         (24,635)
                                                                   ------------    ------------
         Net cash provided by operating activities                    2,120,430         508,817
                                                                   ------------    ------------
INVESTING ACTIVITIES
     Investment securities available for sale:
         Purchases                                                            -      (9,820,149)
         Proceeds from sale                                              37,450       2,388,750
         Proceeds from principal repayments and maturities            7,140,496       9,211,168
     Investment securities held to maturity:
         Purchases                                                  (40,191,128)    (26,591,322)
         Proceeds from principal repayments and maturities           29,334,515       3,305,845
     Net increase in loans receivable                               (50,984,005)    (30,696,611)
     Purchase of FHLB stock                                            (464,700)       (180,700)
     Purchase of premises and equipment                                (814,671)     (1,115,048)
                                                                   ------------    ------------
         Net cash used for investing activities                     (55,942,043)    (53,498,067)
                                                                   ------------    ------------
FINANCING ACTIVITIES
     Net increase in deposits                                        58,330,733      44,646,385
     Net increase (decrease) in short-term borrowings                (7,573,450)      6,714,554
     Proceeds from other borrowings                                   4,000,000       2,000,000
     Repayment of other borrowings                                   (1,198,125)       (786,225)
     Proceeds from sale of common stock                                       -       2,294,912
     Exercise of stock options                                            1,370               -
     Cash paid in lieu of fractional shares                                   -            (622)
                                                                   ------------    ------------
         Net cash provided by financing activities                   53,560,528      54,869,004
                                                                   ------------    ------------
         Increase (decrease) in cash and cash equivalents              (261,085)      1,879,754

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                      6,113,158       4,233,404
                                                                   ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $  5,852,073    $  6,113,158
                                                                   ============    ============

SUPPLEMENTAL CASH FLOW DISCLOSURE Cash paid during the year for:
         Interest on deposits and borrowings                       $  4,516,356    $  3,656,849
         Income taxes                                                   119,000          10,000

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

Common stock of the Federal Home Loan Bank represents ownership in an institution that is wholly-owned by other financial institutions. This equity security is accounted for at cost and classified separately on the Consolidated Balance Sheet.

Loans Receivable
----------------

Loans receivable are stated at their unpaid principal amounts, net of the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. Interest accrued on loans more than 90 days delinquent is generally offset by a reserve for uncollected interest and is not recognized as income.

The accrual of interest is generally discontinued when management has doubts about further collectibility of principal or interest, even though the loan may be currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Payments received on nonaccrual loans are either applied to principal or reported as interest income, according to management's judgment as to the collectibility of principal.

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

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller-balance homogenous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances concerning the loan, the credit worthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment
----------------------

Premises, leasehold improvements, and equipment are stated at cost less accumulated depreciation and amorti-zation. Depreciation and amortization are calculated using the straight-line method over the useful lives of the related assets, which range from three to ten years for furniture, fixtures, and equipment and 40 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from three to five years. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Goodwill
--------

Goodwill is the excess cost over the fair market value of assets acquired in connection with business acquisitions and was being amortized on the straight-line method over 20 years, prior to January 1, 2002. On January 1, 2002, the Company adopted FAS No. 142, Goodwill and Other Intangible Assets, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement eliminates the regularly scheduled amortization of goodwill and replaces this method with a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company, upon adoption of this Statement, stopped amortizing existing goodwill of $799,217. In addition, the Company performed its initial impairment analysis of goodwill and other intangible assets and determined that the estimated fair value exceeded the carrying amount.

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

Stock Options
-------------

The Company maintains a stock option plan for directors, officers, and employees. The Company accounts for its stock option plan under provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plan because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

Had compensation expense for the stock option plan been recognized in accordance with the fair value accounting provisions of Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-based Compensation," the net loss applicable to common stock and the basic and diluted net loss per share for the years ended December 31, would be as follows:

                                                      2002         2001
                                                    --------     --------
Net income as reported                              $886,513     $224,989
Less pro forma expense related to options            162,733      193,875
                                                    --------     --------
Pro forma                                            723,780       31,114
                                                    ========     ========

Basic net income pro forma per common share:
    As reported                                       $ 0.65       $ 0.19
    Pro forma                                           0.53         0.03
Diluted net income per common share:
    As reported                                       $ 0.60       $ 0.18
    Pro forma                                           0.49         0.03

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2001 and 2000: (1) risk-free interest rate of 5.03 and 6.68 percent; (2) expected volatility of
28.52 and 6.22 percent; and (3) expected lives of options ranging from eight to ten years.

Cash Flow Information
---------------------

Management has defined cash equivalents as cash and due from banks and interest-bearing deposits with other banks.

Pending Accounting Pronouncements
---------------------------------

In August 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

---------------------------------

In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The adoption of this statement did not have a material effect on the Company's financial statements.

In April 2002, the FASB issued FAS No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. The provisions of this statement related to the rescission of FAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early adoption of the provisions of this statement related to FAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this statement is encouraged. The adoption of the effective portions of this statement did not have an impact on the Company's financial position of results of operations. The adoption of the remaining portions of this statement is not expected to have an impact on the Company's financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company's financial statements.

On October 1, 2002, the FASB issued FAS No. 147, Acquisitions of Certain Financial Institutions, effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, Business Combinations, and FAS No. 142, Goodwill and Other Intangible Assets. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises.
                                       10

---------------------------------

Upon adoption of this statement, the carrying amount of the previously recognized unidentifiable intangible asset related to branch acquisitions that was reclassified to goodwill was $799,217, while the related 2002 amortization expense that was reversed was $36,000, pre-tax. The Company will continue to review the remaining goodwill on an annual basis for impairment.

On December 31, 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies--regardless of the accounting method used--by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In November, 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

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

                                                2002              2001
                                              ---------         ---------

Weighted-average common shares used
  to calculate basic earnings per share       1,367,111         1,199,924

Additional common stock equivalents
  (stock options) used to calculate
  diluted earnings per share                    106,137            16,301
                                              ---------         ---------

Weighted-average common shares and
  common stock equivalents used
  to calculate diluted earnings per share     1,473,248         1,216,225
                                              =========         =========

3.   INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities are summarized as follows:

                                                                2002
                                 ------------------------------------------------------------
                                                      Gross           Gross        Estimated
                                  Amortized         Unrealized      Unrealized       Market
Available for sale                   Cost             Gains           Losses         Value
                                  ----------         -------         --------     ----------
Corporate securities              $1,704,304         $12,906        $(89,268)     $1,627,942
Collateralized mortgage
  obligations issued by
  U.S. Government agencies           219,537             795               -         220,332
Mortgage-backed securities         4,046,525          35,345             (75)      4,081,795
                                  ----------         -------         --------     ----------
    Total debt securities          5,970,366          49,046         (89,343)      5,930,069

Equity securities                     68,014          25,926               -          93,940
                                  ----------         -------         --------     ----------
              Total               $6,038,380         $74,972         $(89,343)    $6,024,009
                                  ==========         =======         ========     ==========

                                                                2002
                                 ------------------------------------------------------------
                                                      Gross           Gross        Estimated
                                  Amortized         Unrealized      Unrealized       Market
Held to maturity                     Cost             Gains           Losses         Value
                                  ----------         -------         --------     ----------
Held to maturity
U.S. Government agency
  securities                     $13,607,822        $ 56,872          $(16,995)   $13,647,699
Corporate securities                 511,294           6,534                 -        517,828
Collateralized mortgage
  obligations issued by
  U.S. Government agencies         3,463,799          33,787                (3)     3,497,583
Mortgage-backed securities        20,777,010         289,531            (2,088)    21,064,453
                                 -----------        --------          --------    -----------
              Total              $38,359,925        $386,724          $(19,086)   $38,727,563
                                 ===========        ========          ========    ===========

                                                               2001
                                 ------------------------------------------------------------
                                                      Gross           Gross        Estimated
                                  Amortized         Unrealized      Unrealized       Market
Available for sale                   Cost             Gains           Losses         Value
                                  ----------         -------         --------     ----------
U.S. Government agency
  securities                     $ 3,167,804          $     -        $ (30,519)  $ 3,137,285
Corporate securities               1,723,854                -          (49,936)    1,673,918
Collateralized mortgage
  obligations issued by
  U.S. Government agencies         2,790,933           15,157          (14,485)    2,791,605
Mortgage-backed securities         5,535,694            6,605          (29,473)    5,512,826
                                 -----------          -------        ---------    ----------
    Total debt securities         13,218,285           21,762         (124,413)   13,115,634
Equity securities                     69,946            2,485                -        72,431
                                 -----------          -------        ---------    ----------
              Total              $13,288,231          $24,247        $(124,413)   13,188,065
                                 ===========          =======        =========    ==========

                                                                2001
                                 ------------------------------------------------------------
                                                      Gross           Gross        Estimated
                                  Amortized        Unrealized      Unrealized       Market
                                    Cost             Gains           Losses         Value
                                  ----------         -------         --------     ----------
Held to maturity
U.S. Government agency
  securities                      $ 4,777,408         $12,416       $(37,905)    $ 4,751,919
Collateralized mortgage
  obligations issued by
  U.S. Government agencies          8,018,179          33,085        (12,118)      8,039,146
Mortgage-backed securities         15,000,618          30,035        (31,894)     14,998,759
                                  -----------        --------       --------     -----------
              Total               $27,796,205        $ 75,536       $(81,917)    $27,789,824
                                  ===========        ========       ========     ===========

The amortized cost and estimated market value of investments in debt securities available for sale at December 31, 2002, by contractual maturity, are shown below. The Company's mortgage-backed securities and collateralized mortgage obligations have contractual maturities ranging from four to thirty years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                         Available for Sale             Held to Maturity
                                      -------------------------   ---------------------------
                                                    Estimated                       Estimated
                                       Amortized     Market           Amortized      Market
                                         Cost         Value             Cost          Value
                                      -------------------------   ------------------ --------
Due after one year through
  five years                          $2,243,469    $2,277,407      $ 7,979,893   $ 8,051,647
Due after five years through
  ten years                              256,404       267,630       13,850,592    14,034,712
Due after ten years                    3,470,493     3,385,032       16,529,440    16,641,204
                                      ------------------------    ---------------------------
                Total                 $5,970,366    $5,930,069      $38,359,925   $38,727,563
                                      ========================    ===========================

                                       13

The proceeds from the sales of investment securities available for sale and the gross gains realized for the year ended December 31, 2002 and 2001 were $37,450 and $7,450 and $2,388,750 and $21,487, respectively.

Investment securities with amortized cost and estimated market values of $3,826,749 and $3,893,013 at December 31, 2002 and $15,787,031 and $15,796,734
at December 31, 2001, were pledged to secure borrowings, public deposits, and other purposes as required by law.

4.    LOANS RECEIVABLE

Loans receivable consists of the following at December 31:

                                                      2002               2001
                                                 ------------       ------------
Real estate loans:
    Residential                                  $ 80,162,731       $ 44,497,665
    Home equity                                     6,340,945          4,763,288
    Commercial                                     26,700,842         15,462,923
    Construction                                    2,223,986          1,236,149
Commercial                                          8,001,343          5,971,390
Consumer loans                                      2,048,248          2,530,515
                                                 ------------       ------------
                                                  125,478,095         74,461,930
Less:
    Deferred loan fees, net                            46,394             24,955
    Allowance for loan losses                       1,177,141            649,565
                                                 ------------       ------------
                   Total                         $124,254,560       $ 73,787,410
                                                 ============       ============

Aggregate loans of $60,000 or more extended to executive officers, directors, and corporations in which they are beneficially interested as stockholders, executive officers, or directors were $843,841 at December 31, 2002. An analysis of these related party loans follows:

        2001            Additions         Repayments            2002
     ----------         ---------         ----------          --------
     $1,681,327         $426,506          $1,263,992          $843,841

The Company's primary business activity is with customers located within its local trade area. Mortgage, consumer, and commercial loans are granted. Although the Company's loan portfolio is diversified at December 31, 2002 and 2001, the repayment of these loans is dependent upon the local economic conditions in its immediate trade area.

5.   ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended December 31, is as follows:

                                                          2002           2001
                                                       ----------     ----------

    Balance, January 1                                 $  649,565     $  343,673
    Add:
         Provision charged to operations                  543,000        320,500
         Recoveries                                        13,629              -
    Less loans charged off                                 29,053         14,608
                                                       ----------     ----------
    Balance, December 31                               $1,177,141     $  649,565
                                                       ==========     ==========

6.    PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

                                                         2002            2001
                                                      ----------      ----------

    Land                                               $  375,000     $  375,000
    Leasehold improvements                              1,292,718        144,646
    Furniture and equipment                               742,282        546,315
    Construction in process                                     -        529,367
                                                      ----------      ----------
                                                        2,410,000      1,595,328
    Less accumulated depreciation and amortization        468,991        251,066
                                                      ----------      ----------
                   Total                              $1,941,009      $1,344,262
                                                      ==========      ==========

Depreciation and amortization expense for the years ended December 31, 2002 and 2001 was $217,925 and $129,641, respectively.

7.    GOODWILL

A summary of goodwill at December 31, is as follows:

                                                         2002          2001
                                                      ----------    ----------
   Gross carrying amount                              $  941,886    $  941,886
   Less accumulated amortization                        (142,669)     (142,669)
   Less impairment losses                                      -             -
                                                      ----------    ----------
   Net carrying amount                                $  799,217    $  799,217
                                                      ==========    ==========

Amortization expense amounted to $47,591 for 2001.

The gross carrying amount of goodwill was tested for impairment in the fourth quarter, after the annual forecasting process. Due to an increase in overall earning asset growth, operating profits and cash flows were greater than expected. Based on fair value of the reporting unit, estimated using the expected present value of future flows, no goodwill impairment loss was recognized in the current year.

The following table sets forth a comparison on net income and basic and diluted earnings per share adjusted for the adoption of FAS No. 142, Goodwill and Other Intangible Assets:

                                                        2002        2001
                                                      --------    -------
   Goodwill amortization                              $      -   $ 47,591

   Net income                                         $886,513    224,989
   Addback:  Goodwill amortization (net of tax)              -     31,410
                                                      --------   --------
   Adjusted net income                                $886,513   $256,399
                                                      ========   ========

   Basic earnings per share:
     Net income                                       $   0.65   $   0.19
     Goodwill amortization                                   -       0.02
                                                      --------   --------
     Adjusted basic earnings per share                $   0.65   $   0.21
                                                      ========   ========

   Diluted earnings per share:
     Net income                                       $   0.60   $   0.18
     Goodwill amortization                                   -       0.03
                                                      --------   --------
     Adjusted diluted earnings per share              $   0.60   $   0.21
                                                      ========   ========

8.   FEDERAL HOME LOAN BANK STOCK

The Association is a member of the Federal Home Loan Bank System. As a member, the Association maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh, at cost. The amount of investment, as determined by the Federal Home Loan Bank of Pittsburgh, is based on a percentage of outstanding home loan and unused borrowing capacity.

9.   DEPOSITS

Time  deposits  at  December  31, 2002 of  $7,381,121,  $2,739,162,  $4,448,979,
$395,173,  $2,412,223,  and $581,739 mature during 2003, 2004, 2005, 2006, 2007, and beyond 2007, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $4,557,406 and $5,744,636 at December 31, 2002 and 2001, respectively. Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit as of December 31, 2002, are as follows:

    Within three months                                              $1,300,757
    Three through six months                                            629,764
    Six through twelve months                                           304,400
    Over twelve months                                                2,322,485
                                                                     ----------
          Total                                                      $4,557,406
                                                                     ==========

10.  SHORT-TERM BORROWINGS

Short-term  borrowings  consisted  of draws  on the  Bank's  "RepoPlus"  line of credit, fixed-rate, fixed-term advances through FHLB of Pittsburgh, and repurchase agreements. The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges. All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities, and the Bank's investment in FHLB stock. The Bank's maximum available borrowing limit with the FHLB was approximately $94.9 million at December 31, 2002.

The following table sets forth information concerning repurchase agreements and short-term borrowings with the FHLB:

                                                           2002         2001
                                                        ----------   ----------
    Balance at year-end                                 $1,141,104   $8,714,554
    Maximum amount outstanding at any month-end          9,231,709    8,714,554
    Average balance outstanding during the year          8,449,857    4,764,442
    Weighted-average interest rate:
          As of year-end                                      0.22%        2.51%
          Paid during the year                                2.35%        3.20%

11.  OTHER BORROWINGS

The following table sets forth information concerning other borrowings:

                                            2002                     2001
                            -------------------------  -----------------------
           Year Ending                    Weighted-                Weighted-
          December 31,         Amount    Average Rate    Amount   Average Rate
          ------------
                            -------------------------  -----------------------


              2002         $         -                $1,198,125       7.07%
              2003           1,210,784        3.91%    1,210,784       3.91%
              2004             224,253        6.21%      224,254       6.21%
              2005           4,738,583        5.14%    2,738,582       6.19%
              2006             253,828        6.21%      253,828       6.21%
              2007           2,270,047        4.90%            -          -
         2008 and after      1,918,155        5.70%    2,188,202       5.76%
                           -----------                ----------
                           $10,615,650                $7,813,775
                           ===========                ==========

During 2002, the Company entered into two unsecured lines of credit arrangements with other financial institutions that require monthly interest payments. The first line of credit has a borrowing limit of $3.0 million at an adjustable rate based on 30 day LIBOR plus 200 basis points, and matures June 30, 2003. The second line of credit has a borrowing limit of $1.5 million at an adjustable rate based on 30 day LIBOR plus 200 basis points, and matures August 14, 2007. At December 31, 2002, the Company had outstanding balances of $1,320,000 and $680,000, respectively, on these lines of credit. The remaining borrowings represent fixed rate advances from the Federal Home Loan Bank.

12.  COMMITMENTS

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

The off-balance sheet commitments were comprised of the following:

                                                 2002               2001
                                              -----------        -----------
Commitments to extend credit:
      Fixed rate                              $ 2,510,985        $ 5,365,455
      Variable rate                            11,250,309         13,329,087
                                              -----------        -----------
                                               13,761,294         18,694,542
Letters of credit                                       -            156,813
                                              -----------        -----------
               Total                          $13,761,294        $18,851,355
                                              ===========        ===========

The range of interest rates on fixed rate loan  commitments  was 4.25 percent to
6.50 percent at December 31, 2002.

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

The Company is committed under three non-cancelable operating leases for the Bank's office facilities with remaining terms through 2007. At December 31, 2002, the minimum rental commitments under these leases are as follows:

                        2003                     $146,802
                        2004                      139,716
                        2005                      102,576
                        2006                       95,148
                        2007                       39,645
                                                 --------
                       Total                     $523,887
                                                 ========


Occupancy and equipment expenses include rental expenditures of $143,842 and $150,040 for 2002 and 2001, respectively.

13.  STOCKHOLDERS' EQUITY

Common Stock Offering
---------------------

On April 20, 2001, the Board of Directors approved the offering of the Company's common stock to existing shareholders and to the public. The offering began on June 12, 2001, and terminated on October 24, 2001. This offering resulted in 250,000 shares being issued with net proceeds from the issuance amounting to approximately $2,295,000. The Company used $2,069,000, or 90.1 percent, of the total proceeds for additional capitalization of the Bank.

Stock Dividend
--------------

The Board of Directors approved a ten percent stock dividend to stockholders of record as of December 31, 2001 payable January 15, 2002. As a result of the dividend, 102,981 additional shares of the Company's common stock were issued, common stock was increased by $10,298, surplus was increased by $1,147,617, and retained earnings decreased by $1,158,537.

Stock Split
-----------

On January 17, 2003, the Board of Directors approved a six-for-five stock split, payable in the form of a 20 percent stock dividend to stockholders of record January 31, 2003, payable on February 15, 2003. As a result, 233,772 additional shares of the Company's stock were issued, common stock was increased by $23,377 and surplus was decreased by $25,245.

Fractional shares paid were paid in cash. All average shares outstanding as of December 31, 2002, and all per share amounts as of December 31, 2002 and 2001, included in the financial statements are based on the increased number of shares after giving retroactive effect to the stock split paid as a stock dividend.

14.  REGULATORY MATTERS

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

As of December 31, 2002 and 2001, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well-capitalized financial institution, Total risk-based, Tier 1 risk-based, and Core capital ratios must be at least ten percent, six percent, and five percent, respectively.

-------------------------------

The following table reconciles the Bank's capital under accounting principles generally accepted in the United States of America to regulatory capital:

                                                     2002          2001
                                                  --------------------------

    Total stockholders' equity                    $11,624,650    $8,651,373
    Unrealized loss on securities                      26,596        67,750
    Goodwill                                         (799,217)     (799,217)
                                                  -----------    ----------

    Tier I, core, and tangible capital             10,852,029     7,919,906
    Allowance for loan losses                       1,177,141       649,565
                                                  -----------    ----------

    Total risk-based capital                      $12,029,170    $8,569,471
                                                  ===========    ==========

The following table sets forth the Bank's capital position and minimum requirements for the years ended December 31:

                                                          2002                       2001
                                               ----------------------      -------------------
                                                  Amount        Ratio        Amount      Ratio
                                               -----------      -----      ----------    -----
Total Capital (to Risk-weighted Assets)
---------------------------------------

Actual                                         $12,029,170       12.4%     $8,569,471     13.8%
For Capital Adequacy Purposes                    7,779,280        8.0       4,977,760      8.0
To Be Well Capitalized                           9,724,100       10.0       6,222,200     10.0

Tier I Capital (to Risk-weighted Assets)
----------------------------------------

Actual                                         $10,852,029       11.2%     $7,919,906     12.7%
For Capital Adequacy Purposes                    3,889,640        4.0       2,488,880      4.0
To Be Well Capitalized                           5,834,460        6.0       3,733,320      6.0

Core Capital (to Adjusted Assets)

---------------------------------
Actual                                         $10,852,029        6.1%     $7,919,906      6.4%
For Capital Adequacy Purposes                    5,363,529        3.0       3,717,558      3.0
To Be Well Capitalized                           8,939,214        5.0       6,195,929      5.0

Tangible Capital (to Adjusted Assets)
-------------------------------------

Actual                                         $10,852,029        6.1%     $7,919,906      6.4%
For Capital Adequacy Purposes                    2,681,764        1.5       1,858,779      1.5

15.  EMPLOYEE BENEFITS

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

The Company may make matching contributions equal to a discretionary percentage determined annually by the Board of Directors. Employee contributions are vested at all times, and the Company contributions are fully vested after six years. The Company recognized profit sharing and matching contributions for the year ended December 31, 2002 and 2001 of approximately $19,278 and $14,492, respectively.

Stock Option Plan
-----------------

The Board of Directors adopted a stock option plan for directors, officers, and employees in which the number of shares with respect to which awards may be made available to the plan may not exceed 257,766 shares. These shares may be issued from authorized but unissued common stock, treasury stock, or shares purchased in the market. The stock options have expiration terms of ten years subject to certain extensions and terminations. The per share exercise price of a stock option is equal to the fair value of a share of common stock on the date the option is granted. Options are exercisable in annual installments of 33 1/3 percent and 25 percent for directors and 25 percent and 20 percent for officers and employees, primarily using the award date as the anniversary date.

The following table presents share data related to the outstanding options:

                                             2002                 2001
                                       -------------------  --------------------
                                                Weighted-             Weighted-
                                                 Average               Average
                                                 Exercise              Exercise
                                       Shares     Price      Shares     Price
                                       ------     -----      ------     -----

Outstanding, beginning of the year     253,406    $ 6.93    125,603     $ 6.87

    Granted                                  -         -    128,205       7.01
    Exercised                             (198)     6.92          -          -
    Forfeited                             (739)     7.01       (402)      6.88
                                       -------              -------

Outstanding, end of the year           252,469    $ 6.93    253,406     $ 6.93
                                       =======              =======

Exercisable at year-end                180,965    $ 8.29    151,140     $ 6.90
                                       =======              =======

-----------------

The following table summarizes characteristics of stock options outstanding and exercisable at December 31, 2002:

                              Outstanding                  Exercisable
                       --------------------------   --------------------------
                                         Average                   Average
                                Average  Exercise                 Exercise
    Exercise Price     Shares     Life    Price        Shares      Price
    --------------     ------------------------     --------------------------

            6.89       118,737    6.40      6.89      118,737        6.89
            6.37         6,319    7.46      6.37        5,917        6.37
            7.01       127,413    8.82      7.01       56,311        7.01
                       -------                        -------

                       252,469              6.93      180,965        8.29
                       =======                        =======

16.      INCOME TAXES

The components of income taxes for the years ended December 31, are summarized as follows:

                                                                     2002          2001
                                                                  ---------     ---------
    Current payable:
        Federal                                                 $  556,435      $ 106,547
        State                                                       95,906         18,921
                                                                  ---------     ---------
                                                                   652,341        125,468
    Deferred taxes                                                (108,737)       127,601
    Adjustment to valuation allowance for deferred tax assets     (131,855)      (153,069)
                                                                  --------      ---------

                        Total                                    $ 411,749      $       -
                                                                  ========      =========

The following temporary differences gave rise to the net deferred tax assets:

                                                                  2002          2001
                                                                --------      --------
Deferred tax assets:
    Net unrealized loss on securities                           $  4,886      $ 34,056
    Allowance for loan losses                                    357,346       190,065
    Organization costs                                            11,424        25,171
    Loan origination costs                                        14,413         8,266
    Net operating loss carryforward                               18,128        31,799
                                                                --------      --------
                    Total gross deferred tax assets              406,197       289,357
                    Less valuation allowance                      18,128       149,983
                                                                --------      --------
                         Deferred tax assets after allowance     388,069       139,374
                                                                --------      --------
Deferred tax liabilities:
    Premises and equipment                                        30,971        14,077
    Goodwill                                                      36,838        16,459
                                                                --------      --------
                    Total gross deferred tax liabilities          67,809        30,536
                                                                --------      --------
                         Net deferred tax assets                $320,260      $108,838
                                                                ========      ========

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                           2002                    2001
                                  ---------------------     -------------------
                                                 % of                    % of
                                                Pre-tax                 Pre-tax
                                     Amount      Loss       Amount       Loss
                                  ---------------------     -------------------

Tax (benefit) at statutory rate   $ 441,409      34.0%      $ 76,496     34.0%
State income, net of
  federal tax                        54,426       4.2              -        -
Adjustment of valuation
  allowance for deferred
  tax assets                       (104,074)     (8.0)       (80,169)   (35.6)
Other, net                           19,988       1.5          3,673      1.6
                                  -------------------       -----------------
Actual tax benefit
  and effective rate              $ 411,749      31.7%      $      -        -%
                                  ===================       =================


The Bank is subject to the Pennsylvania Mutual Thrift Institution's tax that is calculated at 11.5 percent of earnings based on accounting principles generally accepted in the United States of America with certain adjustments. At December 31, 2001, the Bank has an available net operating loss carryforward of approximately $223,000 for state tax purposes that expired in 2002. The Company also has available a net operating loss carryforward of approximately $270,000 for state income tax purposes which will expire in the years 2008 to 2012.

17.  OTHER EXPENSES

The following is an analysis of other expenses:

                                                        2002           2001
                                                     ----------      --------

    Professional fees                                $  143,731      $ 89,352
    Data processing                                     250,884       157,293
    ATM and debit card processing and supplies          131,221        94,732
    Stationery, printing, supplies, and postage         127,573       110,049
    Amortization of goodwill                                  -        47,591
    Advertising                                         123,038        87,358
    Other                                               309,587       195,772
                                                     ----------      --------

              Total                                  $1,086,034      $782,147
                                                     ==========      ========

18.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31, are as follows:

                                                  2002                            2001
                                      --------------------------       ---------------------------
                                        Carrying        Fair             Carrying          Fair
                                         Value          Value             Value           Value
                                      -------------- -----------       -----------     -----------
Financial assets:
    Cash and due from banks and
      interest-bearing deposits
      with other banks               $  5,852,073   $  5,852,073       $ 6,113,158     $ 6,113,158
    Investment securities and
      FHLB stock                       45,559,334     45,926,972        41,694,970      41,668,589
    Loans receivable                  124,254,560    129,361,611        73,787,410      73,778,850
    Accrued interest receivable           928,688        928,688           664,197         664,197

Financial liabilities:
    Deposits                         $156,851,969   $157,594,969       $98,521,236     $99,068,236
    Short-term borrowings               1,141,104      1,141,104         8,714,554       8,714,554
    Other borrowings                   10,615,650     11,399,650         7,813,775       8,041,875
    Accrued interest payable              452,645        452,645           476,382         476,382

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

Commitments to Extend Credit
----------------------------

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 12.

19.      PARENT COMPANY

Following are condensed financial statements for Nittany Financial Corp.:

                             CONDENSED BALANCE SHEET

                                                          December 31,
                                                       2002           2001
                                                    -----------     ----------
ASSETS
     Cash                                           $    80,947     $  154,719
     Investment securities available for sale            93,940         72,430
     Investment in subsidiaries                      11,660,607      8,661,571
     Other assets                                       104,590         94,110
                                                    -----------     ----------
TOTAL ASSETS                                        $11,940,084     $8,982,830
                                                    ===========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
     Other borrowings                               $ 2,000,000     $        -
     Other liabilities                                   35,628         21,014
     Stockholders' equity                             9,904,456      8,961,816
                                                    -----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $11,940,084     $8,982,830
                                                    ===========     ==========

                          CONDENSED STATEMENT OF INCOME


                                                         Year Ended December 31,
                                                            2002        2001
                                                         ---------   ---------
INCOME                                                   $   8,664   $   7,435

EXPENSES                                                    76,764      63,072
                                                         ---------   ---------
Net loss before income tax benefit                         (68,100)    (55,637)
Income tax (benefit) expense                                 3,269     (75,330)
                                                         ---------   ---------
Income before equity in undistributed net
     income of subsidiaries                                (71,369)     19,693
Equity in undistributed net income of subsidiaries         957,882     205,296
                                                         ---------   ---------
NET INCOME                                               $ 886,513   $ 224,989
                                                         =========   =========

                        CONDENSED STATEMENT OF CASH FLOWS

                                                                  Year Ended December 31,
                                                                     2002           2001
                                                                 -----------    -----------
OPERATING ACTIVITIES
     Net income                                                  $   886,513    $   224,989
     Adjustments  to reconcile net income to
     net cash used for operating activities:
            Equity in undistributed net income of subsidiaries      (957,882)      (205,296)
            Investment securities gains, net                          (7,450)             -
            Other, net                                               (26,544)       (58,211)
                                                                 -----------    -----------
                     Net cash used for operating activities         (105,363)       (38,518)
                                                                 -----------    -----------

INVESTING ACTIVITIES
     Purchase of investment securities available for sale            (28,429)       (69,945)
     Sale of investment securities available for sale                 37,450              -
     Capital contribution to subsidiary bank                      (1,978,800)    (2,108,580)
                                                                 -----------    -----------
                     Net cash used for investing activities       (1,969,779)    (2,178,525)
                                                                 -----------    -----------
FINANCING ACTIVITIES
     Proceeds from issuance of common stock                                -      2,294,912
     Exercise of stock options                                         1,370              -
     Proceeds from other borrowings                                2,000,000           --
     Cash paid in lieu of fractional shares                                -           (622)
                                                                 -----------    -----------
                     Net cash provided by financing activities     2,001,370      2,294,290
                                                                 -----------    -----------
                  Increase (decrease) in cash                        (73,772)        77,247

CASH AT BEGINNING OF PERIOD                                          154,719         77,472
                                                                 -----------    -----------
CASH AT END OF PERIOD                                            $    80,947    $   154,719
                                                                 ===========    ===========